Exhibit 99.1

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA OF ARDAGH GROUP S.A.

The financial data of Ardagh Group S.A. (“Ardagh” or the “Group”) as of and for the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2014, are derived from the audited consolidated financial statements included in this report.  The financial data for the year ended December 31, 2014 has been derived from our unaudited consolidated financial statements (which are unaudited as they were re-presented following the change in accounting policy as described in Note 2 to the consolidated financial statements included in this report).

The summary historical financial data for the year ended December 31, 2014 has been translated from euro to U.S. dollar using the foreign exchange rate at the balance sheet date, or an average rate for the year, as appropriate. Ardagh Group S.A. adopted IFRS with effect from January 1, 2014 and consequently, only four years summary financial data has been presented.

The summary historical financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the audited consolidated financial statements included in this report and the related notes thereto. The following financial data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” also included in this report. Our historical results are not necessarily indicative of results to be expected in any future period.

Ardagh Group S.A.

Exhibit 99.1

	Year ended
	December 31,
	2017	2016	2015	2014
	(in $ millions except margins and per share data)
Income Statement Data (1)
Revenue	8,596	7,014	5,795	6,316
Cost of sales	(7,210)	(5,786)	(4,817)	(5,454)
Gross profit	1,386	1,228	978	862
Sales, general and administration expenses	(450)	(462)	(353)	(377)
Intangible amortization	(264)	(191)	(122)	(158)
Loss on disposal of businesses	—	—	—	(214)
Operating profit	672	575	503	113
Net finance expense	(649)	(594)	(590)	(804)
Profit/(loss) before tax	23	(19)	(87)	(691)
Income tax credit/(charge)	40	(55)	(70)	21
Profit/(loss) for the year	63	(74)	(157)	(670)

Balance Sheet Data (at year end)
Cash and cash equivalents (2)	784	813	602	503
Working capital (3)	569	718	598	738
Total assets	11,152	10,846	7,341	7,892
Net borrowings (4)	8,308	8,590	6,972	7,331
Total equity	(1,374)	(2,179)	(2,155)	(2,125)
Net debt (5)	7,825	7,646	6,370	6,779

Other Data
Adjusted EBITDA (6)	1,508	1,281	1,041	1,060
Adjusted EBITDA Margin (6)	17.5%	18.3%	18.0%	16.8%
Weighted average number of ordinary shares for basic EPS (millions)	230	202	202	202
Earnings/(loss) per share	$0.27	($0.37)	($0.78)	($3.32)
Adjusted profit/(loss) for the year (7)	423	253	(7)	(57)
Adjusted earnings/(loss) per share (8)	$1.84	$1.25	($0.03)	($0.28)
Depreciation and Amortization (9)	687	561	449	483
Capital Expenditure (10)	492	351	339	419
Net cash from operating activities	962	515	633	467
Dividend per share (11)	$0.75	$1.50

(1)

The income statement data presented above is on a reported basis and includes certain exceptional items which, by their incidence or nature, management considers should be adjusted for to enable a better understanding of the financial performance of the Company. A summary of these exceptional items included in the income statement data is as follows:

Ardagh Group S.A.

Exhibit 99.1

	Year ended
	December 31,
	2017	2016	2015	2014
Exceptional Items	(in $ millions)
Exceptional cost of sales	100	15	41	160
Exceptional sales, general and administrative expenses	49	130	48	49
Exceptional intangible amortization	—	—	—	41
Exceptional loss on disposal of business	—	—	—	214
Exceptional operating items	149	145	89	464
Exceptional net finance expense	132	97	15	173
Exceptional income tax credit	(138)	(49)	(36)	(104)
Total exceptional items net of tax	143	193	68	533

For further details on the exceptional items for the years ended December 31, 2017, 2016, and 2015, see Note 4 and Note 6 to the consolidated financial statements of Ardagh included elsewhere in this report.

(2)	Cash and cash equivalents include restricted cash as per the note disclosures to the consolidated financial statements included in this report.
(3)	Working capital is comprised of inventories, trade and other receivables, trade and other payables and current provisions. Other companies may calculate working capital in a manner different to ours.

	Year ended
	December 31,
	2017	2016	2015	2014
	(in $ millions)
Inventories	1,353	1,186	898	935
Trade and other receivables	1,274	1,227	709	840
Trade and other payables	(1,988)	(1,622)	(957)	(976)
Current provisions	(70)	(73)	(52)	(61)
Working capital	569	718	598	738

(4)	Net borrowings comprises non‑current and current borrowings, net of deferred debt issue costs and bond premium/discount.
(5)	Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.
(6)

To supplement our financial information presented in accordance with IFRS, we use the following additional financial measures to clarify and enhance an understanding of past performance: Adjusted EBITDA, Adjusted EBITDA margin and Adjusted profit. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance. We further believe that these financial measures are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We use certain of these financial measures for business planning purposes and in measuring our performance relative to that of our competitors.

Adjusted EBITDA consists of profit/(loss) for the year before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue. Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that

Ardagh Group S.A.

Exhibit 99.1

they are frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA and Adjusted EBITDA margin in a manner different from ours. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of profit/(loss) for the year to Adjusted EBITDA is as follows:

	Year ended
	December 31,
	2017	2016	2015	2014
	(in $ millions)
Profit/(loss) for the year	63	(74)	(157)	(670)
Income tax (credit)/expense	(40)	55	70	(21)
Net finance expense	649	594	590	804
Depreciation and amortization	687	561	449	483
EBITDA	1,359	1,136	952	596
Exceptional operating items	149	145	89	464
Adjusted EBITDA	1,508	1,281	1,041	1,060

(7)	Adjusted profit/(loss) for the year is calculated as follows:
Adjusted profit for the year is calculated as follows:
	Year ended
	December 31,
	2017	2016	2015	2014
	(in $ millions)
Profit/(loss) for the year	63	(74)	(157)	(670)
Total exceptional items	143	193	68	533
Intangible amortization	264	191	122	117
Tax credit associated with intangible amortization	(75)	(57)	(40)	(37)
Loss on derivatives	28	—	—	—
Adjusted profit/(loss) for the year	423	253	(7)	(57)

Adjusted profit consists of profit/(loss) for the year before total exceptional items, gains/(losses) on derivatives, intangible amortization and associated tax credits. Adjusted profit is presented because we believe that it accurately reflects the ongoing cost structure of the company. It excludes total exceptional items and loss on derivatives which we consider not representative of ongoing operations because such items are not reflective of the normal earnings potential of the business. We have also adjusted for the amortization of intangible assets and associated tax credits, as this is driven by our acquisition activity which can vary in size, nature and timing compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortization associated with intangible assets acquired through our acquisitions and total exceptional items allows investors to better compare and understand our results.

Ardagh Group S.A.

Exhibit 99.1

(8)

Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue. See Note 7 “Earnings per Share” and Note 16 “Issued Capital and Reserves” included in the consolidated financial statements included in this report for details on the calculation of weighted average number of shares for the periods presented.

(9)	Depreciation, amortization, and impairment of property, plant and equipment.
(10)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.
(11)

See Note 25 “Dividends” of the consolidated financial statements included elsewhere in this report for details on dividends on ordinary shares declared and paid. See “Item 8. Financial Information – Dividend Policy” in the Group’s latest Annual Report for details of our current dividend policy.

Ardagh Group S.A.

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Group S.A. for the three‑year period ended December 31, 2017, including the related notes thereto, included elsewhere in this report. The following discussion should also be read in conjunction with “Selected Financial Information”. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the year as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, tinplate, cullet, sand, soda ash and limestone, and our ability to pass‑through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and the Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging

Metal Packaging generates its revenue from supplying Metal Packaging to a wide range of consumer‑driven end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our Metal Packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s volume of containers shipped is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Ardagh Group S.A.

Exhibit 99.1

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum and tinplate), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal containers manufacturing business.

Glass Packaging

Glass Packaging generates its revenue principally from selling our glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. In the United States, for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demands for glass packaging for this end-use category. In response, the Company has undertaken a review of its Glass North America division. The Milford, Massachusetts, plant closure announced in January 2018 is one of the actions arising from this review. The Company intends to pursue growth opportunities in stronger performing end markets, such as food, wine and spirits. In order to avail of these opportunities, the company will convert production capacity from the mass beer sector to these alternative end markets. This will result in a reduction in overall production capacity, but an even greater reduction in our mass beer capacity.

The beverage sales within our Glass Packaging business are seasonal in nature, with stronger demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volume of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling our glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance, sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Recent Acquisitions and Disposals

The Beverage Can Acquisition

On June 30, 2016, the Group closed the Beverage Can Acquisition for total consideration of $3.0 billion.

Ardagh Group S.A.

Exhibit 99.1

The VNA Acquisition

On April 11, 2014, the Group completed the purchase of 100% of the equity of VNA from Compagnie de Saint‑Gobain for a consideration of $1.5 billion.

Disposal of Former Anchor Glass Plants

On June 30, 2014, the Group completed the sale of six former Anchor Glass plants and certain related assets for a consideration of $436 million, on which we recognized a loss on disposal of $169 million.

Other disposals

During the year ended December 31, 2014, the Group disposed of a small business in the Metal Packaging division and also of its Metal Packaging operations in Australia and New Zealand for a total consideration of $104 million, on which the Group recognized a combined loss of $45 million.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by the IASB. A summary of significant accounting policies is contained in Note 2 to our audited consolidated financial statements for the three years ended December 31, 2017. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Business combinations and goodwill

All business combinations are accounted for by applying the purchase method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Ardagh Group S.A.

Exhibit 99.1

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of CGUs that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash‑generating unit retained.

Estimated impairment of goodwill

Goodwill acquired through a business combination has been allocated to groups of CGUs for the purpose of impairment testing based on the segment into which the business combination is assimilated. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. As at the reporting date, Metal Europe, Metal Americas, Beverage Europe, Beverage Americas, Glass Packaging Europe and Glass Packaging North America were the groups of CGUs to which goodwill was allocated and monitored.

The recoverable amount of a group of CGUs is determined based on value‑in‑use calculations. These calculations use cash flow projections based on financial budgets approved by management, extrapolated to cover a five‑year period. Growth rates of 1.5% have been assumed beyond the five‑year period. The terminal value is estimated based on capitalizing the year 5 cash flows in perpetuity. The discount rates used ranged from 7.3% ‑ 9.6% (2016: 8.3% ‑ 11.9%; 2015: 9.0% ‑ 9.9%). These rates are pre‑tax. These assumptions have been used for the analysis for each group of CGU. Management determined budgeted cash‑flows based on past performance and its expectations for the market development.

Key assumptions include management’s estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and discount rates. The values applied to each of the key assumptions are derived from a combination of internal and external factors based on historical experience and take into account the stability of cash flows typically associated with these groups of CGUs.

If the estimated pre‑tax discount rate applied to the discounted cash flows had been +/−50 basis points than management’s estimates, the recoverable value of the CGUs would still have been in excess of their carrying value and no impairment would have arisen.

Income taxes

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Ardagh Group S.A.

Exhibit 99.1

Measurement of defined benefit obligations

We follow guidance of IAS 19 to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long‑term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the accounts take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.10	3.20
Rates of increase in salaries	2.00 - 3.00	2.00 - 3.00	2.50	2.50	2.60	2.20
Discount rates	3.80	4.45	1.68 - 2.24	1.57 - 2.06	2.70	2.80

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	21	21	21	21
Life expectancy, future pensioners	23	23	24	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $216 million (2016: $256 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $230 million (2016: $255 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $96 million (2016: $98 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $91 million (2016: $98 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $103 million (2016: $98 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $97 million (2016: $97 million).

Ardagh Group S.A.

Exhibit 99.1

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $55 million at December 31, 2017 (2016: $66 million), holding all other assumptions constant.

Establishing lives for the purposes of depreciation and amortization of property, plant and equipment and intangibles

Long‑lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the total assets. The annual depreciation and amortization charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Board regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use. Details of the useful lives are included in the accounting policy. The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

Impairment tests for items of property, plant and equipment are performed on a CGU level basis. The recoverable amounts in property, plant and equipment are determined based on the higher of value‑in‑use or fair value less costs to sell.

Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairment of non‑current assets.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of ‘significant’ as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the columnar consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of financial statements’ (‘IAS 1’), which permits the inclusion of line items and subtotals that improve the understanding of performance.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its financial statements from euro to U.S. dollar. This is principally as a result of the Board of Directors’ assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance following the Group’s IPO on the NYSE.

Ardagh Group S.A.

Exhibit 99.1

The change in accounting policy impacts all financial statement line items whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation the previously reported euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014 consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 have been set out in Note 29 to the consolidated financial statements included in this report.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Board. Amendments to IAS 7, ‘Statement of cash flows’, effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going, unless stated otherwise.

IFRS 15, ‘Revenue from contracts with customers’ replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.  IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

During 2017 the Group completed its assessment of the potential impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effects that this standard may have on the consolidated income statement and consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. Upon adoption of IFRS 15, where the Group manufactures products for customers that have no alternative use and for which the group has an enforceable right to payment for production completed to date, the standard will require the Group to recognize revenue earlier than current standards such that, for certain contracts, a portion of revenue will be recognized prior to dispatch of goods.

Based on the analysis performed to date, the Group does not expect that the adoption of the new standard will have a material impact on the amount of revenue recognized, when compared to the previous accounting guidance. The Group will recognize a contract asset as opposed to inventory as of the date of adoption of the new standard representing revenue that is accelerated as of that date under the new guidance. The Group expects that the adoption of the standard will not have any other material impact on the consolidated statement of financial position. The new guidance will have no impact on the consolidated statement of cash flows. The Group has determined that it shall report under the new standard on a modified retrospective basis upon adoption in the first quarter of 2018 which results in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of retained earnings as at the date of initial adoption.

IFRS 9, ‘Financial instruments’, replaces IAS 39 ‘Financial instruments: Recognition and measurement’ (‘IAS 39’). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting. It also includes an expected credit loss model that replaces the incurred impairment loss model currently used as well as hedge accounting amendments. This standard became effective for annual periods commencing on or after January 1, 2018 and the Group has adopted the new standard from the effective date.

Ardagh Group S.A.

Exhibit 99.1

The Group does not expect there to be a significant impact on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position in respect of the classification of financial assets and liabilities, the adoption of the new hedge accounting model and the introduction of an expected credit loss model.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Group’s assessment of the impact of IFRIC 23 is on-going and it is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

Ardagh Group S.A.

Exhibit 99.1

A.	Operating results

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

	Year ended
	December 31,
	2017	2016
	(in $ millions)
Revenue	8,596	7,014
Cost of sales	(7,210)	(5,786)
Gross profit	1,386	1,228
Sales, general and administration expenses	(450)	(462)
Intangible amortization	(264)	(191)
Operating profit	672	575
Net finance expense	(649)	(594)
Profit/(loss) before tax	23	(19)
Income tax credit/(charge)	40	(55)
Profit/(loss) for the year	63	(74)

Revenue

Revenue in the year ended December 31, 2017 increased by $1,582 million, or 23%, to $8,596 million, compared with $7,014 million in the year ended December 31, 2016. The full year effect of the Beverage Can Acquisition increased revenue by $1,449 million. Excluding the impact of the Beverage Can Acquisition, revenue increased by 2%, principally reflecting the pass through of higher input costs and favorable foreign currency translation effects of $17 million, partly offset by an immaterial revision of charges for ancillary services from revenue to cost of goods sold in Glass Packaging North America of $17 million and unfavorable volume/mix effects of $8 million.

Cost of sales

Cost of sales in the year ended December 31, 2017 increased by $1,424 million, or 25%, to $7,210 million, compared with $5,786 million in the year ended December 31, 2016. The increase in cost of sales was largely the result of the Beverage Can Acquisition, the revision of charges for ancillary services described above of $17 million and higher exceptional cost of sales of $85 million due mainly to higher impairment and restructuring charges. Operating and other cost reductions were partly offset by higher input costs. Further analysis of the movement in exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Gross profit

Gross profit in the year ended December 31, 2017 increased by $158 million, or 13%, to $1,386 million, compared with $1,228 million in the year ended December 31, 2016. Growth in gross profit was less than growth in revenue largely due to the mix effect of the Beverage Can Acquisition and higher exceptional cost of sales of $85 million. Gross profit percentage in the year ended December 31, 2017 decreased by 140 basis points to 16.1%, compared with 17.5% in the year ended December 31, 2016. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2017 decreased by 40 basis points to 17.3%, compared with 17.7% in the year ended December 31, 2016.

Ardagh Group S.A.

Exhibit 99.1

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2017 decreased by $12 million, or 3%, to $450 million, compared with $462 million in the year ended December 31, 2016. Exceptional sales, general and administration expenses decreased by $81 million in 2017 principally reflecting lower acquisition costs incurred relating to the Beverage Can Acquisition, partly offset by costs incurred in relation to the IPO. Excluding exceptional costs, sales, general and administration expenses increased by $69 million, or 21% due largely to the Beverage Can Acquisition, partly offset by operating cost reductions.

Intangible amortization

Intangible amortization in the year ended December 31, 2017 increased by $73 million, or 38%, to $264 million, compared with $191 million in the year ended December 31, 2016. The increase was attributable to twelve months amortization of the intangible assets in 2017, arising from the Beverage Can Acquisition.

Operating profit

Operating profit in the year ended December 31, 2017 increased by $97 million, or 17%, to $672 million compared with $575 million in the year ended December 31, 2016. The increase in operating profit reflected higher gross profit and lower sales, general and administration expenses, partly offset by higher intangible amortization as described above.

Net finance expense

Net finance expense in the year ended December 31, 2017 increased by $55 million, or 9%, to $649 million, compared with $594 million in the year ended December 31, 2016. Net finance expense for the year ended December 31, 2017 and 2016 comprised the following:

	Year ended
	December 31,
	2017	2016
	(in $ millions)
Interest expense	442	497
Net pension interest cost	24	28
Loss on derivative financial instruments	28	—
Foreign currency translation losses/(gains)	24	(23)
Exceptional net finance expense	132	97
Other finance income	(1)	(5)
Net finance expense	649	594

Interest expense in the year ended December 31, 2017 decreased by $55 million, or 11%, to $442 million, compared with $497 million in the year ended December 31, 2016. The decrease in interest expense was primarily attributable to the redemption in September 2016 of the PIK Notes and the refinancing and redemption of certain debt securities in January, March, April, June and August 2017, partly offset by the full year effect of interest charged on debt raised to finance the Beverage Can Acquisition.

Ardagh Group S.A.

Exhibit 99.1

Foreign currency translation losses in the year ended December 31, 2017 increased by $47 million to a loss of $24 million compared with a gain of $23 million in the year ended December 31, 2016. The increase was due primarily to unfavorable foreign exchange movements in the U.S. dollar in the year ended December 31, 2017, when compared to the Group’s euro functional currency, and foreign currency translation gains recognized on the PIK Notes in 2016, which following the 2016 redemption of the PIK Notes was not recognized in 2017.

Loss on derivative financial instruments in the year ended December 31, 2017 was $28 million compared to $nil in the year ended December 31, 2016. These losses relate primarily to ineffectiveness on the CCIRS used to hedge the Group’s foreign currency and interest rate risk.

Exceptional net finance expense in the year ended December 31, 2017 increased by $35 million to $132 million compared with $97 million in the year ended December 31, 2016. Exceptional net finance expense in the year ended December 31, 2017 of $132 million related to costs associated with the debt refinancing and redemption in January, March, April, June and August 2017, principally comprising early redemption premiums, accelerated amortization of deferred financing costs and issue discounts of $117 million, as well as a loss of $15 million recognized on the termination of certain of the Group’s CCIRS. The $97 million net finance expense in 2016 comprised one-off expenses of $185 million net of a one-off credit of $88 million. Further analysis of the movement in exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Income tax expense

Income tax expense in the year ended December 31, 2017 reduced by $95 million, or 173%, to a tax credit of $40 million, compared with a tax charge of $55 million in the year ended December 31, 2016. The decrease in income tax expense is primarily attributable to an increase in the tax credit on the re-measurement of deferred taxes of $79 million (mainly due to a tax credit of $78 million arising on the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America), in addition to an increase of $40 million in the tax credit relating to income taxed at rates other than standard tax rates (due to changes in the profitability mix during 2017; in particular relating to decreased profitability in Glass Packaging North America), a reduction of $10 million in the tax effect of non-deductible items, a reduction of $1 million in the tax charge on tax losses for which no deferred income tax was recognized and an increase of $1 million in tax credits in respect of prior years. These decreases were partially offset by an increase in the profit before tax of $42 million (tax effect of $12 million at the standard rate of Luxembourg corporation tax), an increase of $7 million in income subject to other taxes, and an increase of $11 million in other tax items.

The effective income tax rate for the year ended December 31, 2017 was (174%) compared to an effective income tax rate for the year ended December 31, 2016 of (289%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The profit before tax for the year ended December 31, 2017 increased by $42 million to $23 million, compared with a loss before tax of $19 million in the year ended December 31, 2016, and, together with the tax credit arising on the enactment of the TCJA and changes in the profitability mix during 2017 outlined above, are the primary drivers of the movement in the effective tax rate.

As a result of movements in profits and losses outlined above, in addition to non‑deductible interest expense and the tax credit arising on the enactment of the TCJA, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will decrease the levels of non‑deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Ardagh Group S.A.

Exhibit 99.1

Profit/(loss) for the year

As a result of the items described above, the profit in the year ended December 31, 2017 increased by $137 million to $63 million, compared with a loss of $74 million in the year ended December 31, 2016.

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

	Year ended
	December 31,
	2016	2015
	(in $ millions)
Revenue	7,014	5,795
Cost of sales	(5,786)	(4,817)
Gross profit	1,228	978
Sales, general and administration expenses	(462)	(353)
Intangible amortization	(191)	(122)
Operating profit	575	503
Net finance expense	(594)	(590)
Loss before tax	(19)	(87)
Income tax charge	(55)	(70)
Loss for the year	(74)	(157)

Revenue

Revenue in the year ended December 31, 2016 increased by $1,219 million, or 21%, to $7,014 million, compared with $5,795 million in the year ended December 31, 2015. The Beverage Can Acquisition increased revenue by $1,489 million compared with the prior year. Adverse foreign currency translation effects reduced revenue by $106 million compared with 2015, which was largely attributable to unfavorable movements in the euro and British pound, compared to the U.S. dollar. Revenue was further reduced by $63 million due to a reduction in selling prices as lower input costs were passed through to customers and volume/mix effects reduced revenue by $101 million, primarily due to lower beer volumes and an immaterial revision of charges for ancillary services from revenue to cost of goods sold in Glass North America.

Cost of sales

Cost of sales in the year ended December 31, 2016 increased by $969 million, or 20%, to $5,786 million, compared with $4,817 million in the year ended December 31, 2015. The increase in cost of sales in 2016 was largely the result of the Beverage Can Acquisition partly offset by lower input costs and volumes, plant productivity improvements, the revision of ancillary services described above, favorable currency translation movements and a reduction of $26 million in exceptional cost of sales. Further analysis of the movement in exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Gross profit

Gross profit in the year ended December 31, 2016 increased by $250 million, or 26%, to $1,228 million, compared with $978 million in the year ended December 31, 2015. Growth in gross profit was ahead of the growth in revenue largely due to reduced exceptional cost of sales described above and also plant productivity improvements. Gross profit percentage in the year ended December 31, 2016 increased by 60 basis points to 17.5%, compared with 16.9% in the year ended December 31, 2015. The increase is largely attributable to the reduction in exceptional cost of sales.

Ardagh Group S.A.

Exhibit 99.1

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2016 increased by $109 million, or 31%, to $462 million, compared with $353 million in the year ended December 31, 2015. Exceptional sales, general and administration expenses increased by $82 million in 2016 mostly reflecting professional fees and other costs incurred in connection with the Beverage Can Acquisition, partly offset by lower IPO costs. Excluding exceptional costs, sales, general and administration expenses increased by $27 million mainly due to the Beverage Can Acquisition. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Intangible amortization

Intangible amortization in the year ended December 31, 2016 increased by $69 million, or 57%, to $191 million, compared with $122 million in the year ended December 31, 2015. The increase was attributable to six months amortization of the intangible assets in 2016 arising from the Beverage Can Acquisition.

Operating profit

Operating profit in the year ended December 31, 2016 increased by $72 million, or 14%, to $575 million compared with $503 million in the year ended December 31, 2015. The increase in operating profit reflected increased gross profit partly offset by higher sales, general and administration expenses and intangible amortization as described above.

Net finance expense

Net finance expense in the year ended December 31, 2016 increased by $4 million, or 1%, to $594 million, compared with $590 million in the year ended December 31, 2015. Net finance expense for the year ended December 31, 2016 and 2015 comprised the following:

	Year ended
	December 31,
	2016	2015
	(in $ millions)
Interest expense	497	459
Net pension interest cost	28	26
Foreign currency translation (gains)/losses	(23)	88
Exceptional net finance expense	97	15
Other finance (income)/expense	(5)	2
Net finance expense	594	590

Interest expense in the year ended December 31, 2016 increased by $38 million, or 8%, to $497 million, compared with $459 million in the year ended December 31, 2015. The increase in net finance expense was largely attributable to the $3.0 billion of debt raised to finance the Beverage Can Acquisition, partly offset by lower interest rates primarily due to the refinancing of $1.5 billion of certain debt securities in May 2016 and the repayment of the Senior PIK Notes due 2019 in September 2016.

Foreign currency translation gains in the year ended December 31, 2016 increased by $111 million to a gain of $23 million compared with a loss of $88 million in the year ended December 31, 2015. The increase was due to depreciation in the U.S. dollar versus the Group’s euro functional currency, since December 31, 2015.

Ardagh Group S.A.

Exhibit 99.1

Exceptional net finance expense in the year ended December 31, 2016 increased by $82 million to $97 million compared with $15 million in the year ended December 31, 2015. The $97 million net finance expense in 2016 comprises one‑off expenses of $185 million net of a one‑off credit of $88 million. The one‑off expenses principally related to the early redemption premiums and accelerated amortization of deferred financing costs associated with the debt refinancing in May 2016 and the repayment of the PIK Notes in September 2016. The $88 million one‑off credit related to the fair value movement on cross currency interest rate swaps entered into during the second quarter in 2016 following the financing of the Beverage Can Acquisition for which hedge accounting was not applied until the third quarter in 2016. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Income tax expense

Income tax expense in the year ended December 31, 2016 reduced by $15 million, or 21%, to $55 million, compared with $70 million in the year ended December 31, 2015. The decrease in income tax expense is primarily attributable to the reduction in the tax effect of non-deductible items of $29 million (largely due to net finance expense), in addition to a $9 million decrease in the tax expense associated with income taxed at rates other than standard tax rates and a $2 million reduction in the tax effect of income subject to other taxes. These decreases were partially offset by the reduction in the loss before tax of $68 million (tax effect of $19 million at the standard rate of Luxembourg corporation tax) and a decrease in credits in respect of prior years of $6 million.

The effective income tax rate for the year ended December 31, 2016 was (289%) compared to an effective income tax rate for the year ended December 31, 2015 of (80%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The loss before tax for the year ended December 31, 2016 decreased by $68 million to $19 million, compared with a loss before tax of $87 million in the year ended December 31, 2015, and is the primary driver of the movement in the effective tax rate.

As a result of movements in losses outlined above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will decrease the levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Loss for the year

As a result of the items described above, the loss for the year ended December 31, 2016 reduced by $83 million to $74 million, compared with a loss of $157 million in the year ended December 31, 2015.

Supplemental Management’s Discussion and Analysis

Key Operating Measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

Ardagh Group S.A.

Exhibit 99.1

For a reconciliation of the profit/(loss) for the year to Adjusted EBITDA see footnote 6 to the Summary Consolidated Financial and Other Data of Ardagh Group S.A.

Adjusted EBITDA in the year ended December 31, 2017 increased by $227 million, or 18%, to $1,508 million compared with $1,281 million in the year ended December 31, 2016. The impact of the Beverage Can Acquisition increased Adjusted EBITDA by $194 million compared with the prior year. Favourable foreign currency translation effects increased Adjusted EBITDA by $5 million compared with 2016. Excluding the Beverage Can Acquisition and foreign currency, Adjusted EBITDA grew by $28 million in the year largely reflecting the achievement of operating and other cost savings, partly offset by higher input costs.

Adjusted EBITDA in the year ended December 31, 2016 increased by $240 million, or 23%, to $1,281 million compared with $1,041 million in the year ended December 31, 2015. The Beverage Can Acquisition increased Adjusted EBITDA by $218 million compared with the prior year. Adverse foreign currency translation effects reduced Adjusted EBITDA by $19 million compared with 2015. Excluding the acquisition and foreign currency, Adjusted EBITDA grew by $41 million in the year largely reflecting improved plant productivity as lower selling prices and an adverse volume/mix impact were offset by lower input costs.

Exceptional Items

The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Year ended
	December 31,
	2017	2016	2015
	(in $ millions)
Exceptional impairment - property, plant and equipment	54	9	—
Restructuring costs	38	15	13
Start - up costs	8	5	30
Exceptional impairment - working capital	—	—	(2)
Non - cash inventory adjustment	—	10	—
Past service credit	—	(24)	—
Exceptional items - cost of sales	100	15	41
Transaction related costs - acquisition, integration and IPO	49	128	45
Restructuring and other costs	—	2	3
Exceptional items - SGA expenses	49	130	48
Debt refinancing and settlement costs	117	157	15
Exceptional loss on derivative financial instruments	15	11	—
Interest payable on acquisition notes	—	17	—
Exceptional items - finance expense	132	185	15
Exceptional gain on derivative financial instruments	—	(88)	—
Exceptional items - finance income	—	(88)	—
Total exceptional items	281	242	104

Ardagh Group S.A.

Exhibit 99.1

2017

Exceptional items of $281 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	$54 million plant, property and equipment impairment charges arising principally from capacity realignment in Glass Packaging North America and Metal Packaging Europe.
•

$49 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Acquisition and other IPO and transaction related costs.

•

$15 million exceptional loss on the termination in June 2017, of $500 million of the Group’s U.S. dollar to British pound CCIRS, of which $11 million relates to cumulative losses recycled from other comprehensive income.

•	$38 million relating to capacity realignment and restructuring costs in Metal Packaging Europe.
•	$8 million of start-up costs in Metal Packaging Americas and Glass Packaging North America.

2016

Exceptional items of $242 million have been recognized in the year ended December 31, 2016, primarily comprising:

•	$24 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	Restructuring costs relate principally to $9 million in Metal Packaging Europe, $2 million in Metal Packaging Americas and $5 million in Glass Packaging North America
•	$128 million transaction related costs attributable primarily to the IPO and Beverage Can Acquisition.
•

$157 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	$17 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

$9 million plant, property and equipment impairment charges, of which $5 million relates to impairment of plant and machinery in Metal Packaging Europe and $3 million relates to the impairment of a plant in Metal Packaging Americas.

Ardagh Group S.A.

Exhibit 99.1

•

$88 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

•	The $11 million exceptional loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.

2015

Exceptional items of $104 million have been incurred in the year ended December 31, 2015, primarily comprising:

•	$42 million transaction costs, largely associated with the Group’s withdrawn initial public offering of its Metal Packaging business.
•	$30 million start‑up costs which primarily relate to the strategic growth investment in Metal Packaging Americas.
•	Restructuring costs of $10 million in Metal Packaging Europe and $5 million in Glass Packaging North America.
•

$14 million finance costs comprised of $9 million premium on redemption of the $180 million 8¾% Senior notes due 2020 and repaid in February 2015, $3 million accelerated amortization of deferred finance costs relating to these notes and $2 million other finance costs.

Segment Information

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

	Year ended
	December 31,
	2017	2016
	(in $ millions)
Revenue
Metal Packaging Europe	3,339	2,470
Metal Packaging Americas	1,931	1,168
Glass Packaging Europe	1,549	1,541
Glass Packaging North America	1,777	1,835
Total Revenue	8,596	7,014
Adjusted EBITDA
Metal Packaging Europe	554	404
Metal Packaging Americas	265	154
Glass Packaging Europe	340	328
Glass Packaging North America	349	395
Adjusted EBITDA	1,508	1,281

Ardagh Group S.A.

Exhibit 99.1

Revenue

Metal Packaging Europe. Revenue increased by $869 million, or 35%, to $3,339 million in the year ended December 31, 2017, compared with $2,470 million in the year ended December 31, 2016. Revenue growth principally reflected the Beverage Can Acquisition in June 2016, which increased revenue by $758 million, the pass through of higher input costs, and favourable foreign currency translation effects of $21 million, largely attributable to favorable movements in the euro partly offset by adverse movements in the British pound, compared to the U.S. dollar. Volume/mix was in line with the prior year.

Metal Packaging Americas. Revenue increased by $763 million, or 65% to $1,931 million in the year ended December 31, 2017, compared with $1,168 million in the year ended December 31, 2016. Revenue growth reflected the Beverage Can Acquisition in June 2016, increasing revenue by $691 million, the pass through of higher input costs and favorable volume/mix effects of 1% of prior year revenues adjusted for the impact of the Beverage Can Acquisition.

Glass Packaging Europe. Revenue increased by $8 million, or 1%, to $1,549 million in the year ended December 31, 2017, compared with $1,541 million in the year ended December 31, 2016. The increase in revenue is due largely to favorable volume/mix effects of 2%, partly offset by the pass through of lower input costs and adverse foreign currency translation effects of $4 million, largely attributable to unfavorable movements in the British pound partly offset by favorable movements in the euro, compared to the U.S. dollar.

Glass Packaging North America. Revenue reduced by $58 million or 3% to $1,777 million in the year ended December 31, 2017, compared with $1,835 million in the year ended December 31, 2016. The decline in revenue chiefly reflects lower volume/mix effects of 3%, primarily in the beer end market and the reclassification of charges for ancillary services from revenue to cost of goods sold of $17 million, partly offset by the pass through of higher input costs.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by $150 million, or 37%, to $554 million in the year ended December 31, 2017, compared with $404 million in the year ended December 31, 2016. Adjusted EBITDA growth primarily reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by $116 million, stable volume/mix, the achievement of operating and other cost savings of 5% of prior year EBITDA adjusted for foreign currency and the impact of the Beverage Can Acquisition, and favorable foreign currency translation effects of $5 million.

Metal Packaging Americas. Adjusted EBITDA increased by $111 million, or 72%, to $265 million in the year ended December 31, 2017, compared with $154 million in the year ended December 31, 2016. Adjusted EBITDA growth chiefly reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by $78 million and the achievement of operating and other cost savings of 10% and favorable volume/mix effects.

Glass Packaging Europe. Adjusted EBITDA increased by $12 million, or 4%, to $340 million in the year ended December 31, 2017, compared with $328 million in the year ended December 31, 2016. Adjusted EBITDA growth mainly reflected operating and other cost savings of 2% and favorable volume/mix effects. Foreign currency translation effects were in line with prior year as favourable movements in the euro compared to the U.S. dollar were offset by unfavorable movements in the British pound.

Glass Packaging North America. Adjusted EBITDA decreased by $46 million or 12% to $349 million in the year ended December 31, 2017, compared with $395 million in the year ended December 31, 2016. The decline in Adjusted EBITDA is due mainly to lower volume/mix, as well as higher freight and operating and other costs of 7%.

Ardagh Group S.A.

Exhibit 99.1

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

	Year ended
	December 31,
	2016	2015
	(in $ millions)
Revenue
Metal Packaging Europe	2,470	1,839
Metal Packaging Americas	1,168	435
Glass Packaging Europe	1,541	1,619
Glass Packaging North America	1,835	1,902
Total Revenue	7,014	5,795
Adjusted EBITDA
Metal Packaging Europe	404	289
Metal Packaging Americas	154	49
Glass Packaging Europe	328	318
Glass Packaging North America	395	385
Total Adjusted EBITDA	1,281	1,041

Revenue

Metal Packaging Europe. Revenue increased by $631 million, or 34%, to $2,470 million in the year ended December 31, 2016, compared with $1,839 million in the year ended December 31, 2015. Revenue growth reflected the Beverage Can Acquisition in June 2016, which increased revenue by $725 million. Volume/mix lowered revenue by $15 million primarily due to lower food sales and the pass through of lower metal costs to customers further reduced revenue by $41 million. Foreign currency translation effects reduced sales by $38 million largely due to unfavorable movements in the euro and British pound, compared to the U.S. dollar.

Metal Packaging Americas. Revenue increased by $733 million, or 169%, to $1,168 million in the year ended December 31, 2016, compared with $435 million in the year ended December 31, 2015. Revenue growth reflected the Beverage Can Acquisition in June 2016, increasing revenue by $764 million. Excluding the acquisition, revenue declined by $31 million representing lower prices of $13 million due to the pass through to customers of lower metal prices and $18 million related to lower volumes.

Glass Packaging Europe. Revenue fell by $78 million, or 5%, to $1,541 million in the year ended December 31, 2016, compared with $1,619 million in the year ended December 31, 2015. Foreign currency translation effects represented $68 million of the decrease mostly attributable to unfavorable movements in the euro and British pound, compared to the U.S. dollar, with organic revenue decreasing by $10 million, which was attributable to lower selling prices of $19 million partially offset by higher volumes of $9 million.

Glass Packaging North America. Revenue reduced by $67 million or 4% to $1,835 million in the year ended December 31, 2016, compared with $1,902 million in the year ended December 31, 2015. Price increases to customers increased sales by $10 million. These increases were more than offset by volume declines of $77 million primarily due to lower beer sales and the reclassification of charges for ancillary services from revenue to cost of goods sold.

Ardagh Group S.A.

Exhibit 99.1

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by $115 million, or 40%, to $404 million in the year ended December 31, 2016, compared with $289 million in the year ended December 31, 2015. Adjusted EBITDA growth reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by $122 million. Volume/mix lowered Adjusted EBITDA by $4 million primarily due to lower food sales. The pass through of lower metal costs to customers net of lower input costs reduced Adjusted EBITDA by $9 million which was offset by production efficiencies of $12 million. Foreign currency translation effects reduced Adjusted EBITDA by $6 million, mainly attributable to unfavorable movements in the euro and British pound, compared to the U.S. dollar.

Metal Packaging Americas. Adjusted EBITDA increased by $105 million, or 214%, to $154 million in the year ended December 31, 2016, compared with $49 million in the year ended December 31, 2015. Adjusted EBITDA growth reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by $96 million with the balance attributable to reductions in input and other costs.

Glass Packaging Europe. Adjusted EBITDA increased by $10 million, or 3%, to $328 million in the year ended December 31, 2016, compared with $318 million in the year ended December 31, 2015. Currency translation effects reduced Adjusted EBITDA by $13 million, mostly attributable to unfavorable movements in the euro and British pound, compared to the U.S. dollar, while Adjusted EBITDA before currency translation effects increased by $23 million, primarily representing lower selling prices more than offset by lower input costs, principally energy. Adverse mix was more than offset by production efficiencies.

Glass Packaging North America. Adjusted EBITDA increased by $10 million or 3% to $395 million in the year ended December 31, 2016, compared with $385 million in the year ended December 31, 2015. Price increases to customers increased Adjusted EBITDA by $10 million and the impact of lower volumes was more than offset by lower input costs and production efficiencies.

B.	Liquidity and Capital Resources

Cash Requirements Related to Operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Group’s Global Asset Based Loan Facility of $850 million. These and other sources of external financing are described further in the following table. Our principal credit agreements and indentures are also filed as exhibits to the Group’s latest Annual Report.

Both our metal and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. The investment in working capital for Metal Packaging excluding beverage generally builds over the first three quarters of the year, in line with agricultural harvest periods, and then unwinds in the fourth quarter, with the calendar year‑end being the low point. Demand for our metal beverage and glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage and Glass Packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

Ardagh Group S.A.

Exhibit 99.1

The following table outlines our principal financing arrangements as of December 31, 2017.

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	899	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	528	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	541	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,696	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	899	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	813
Finance Lease Obligations	GBP/EUR	—		Amortizing	7	8	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	4	1
Total borrowings / undrawn facilities						8,380	814
Deferred debt issue costs and bond premium						(72)	—
Net borrowings / undrawn facilities						8,308	814
Cash and cash equivalents						(784)	784
Derivative financial instruments used to hedge foreign currency and interest rate risk						301	—
Net debt / available liquidity						7,825	1,598

In December 2017, the Group closed a committed five year $850 million Global Asset Based Loan facility. This facility, secured by trade receivables and inventories and the bank accounts where the associated cash flows are received, replaces the HSBC Securitization Program and the Bank of America Facility.

As of December 31, 2017, the Group had undrawn credit lines of up to $814 million at our disposal, together with cash equivalents and restricted cash of $784 million, giving rise to available liquidity of $1,598 million. As of December 31, 2017, the Group was in compliance with all financial and non‑financial covenants under our principal financing arrangements.

The following table outlines the minimum debt repayments we are obligated to make for the twelve months ending December 31, 2018. This table assumes that the minimum net principal repayment will be made, as provided for under each credit facility. It further assumes that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2018
		(in millions)			(in $ millions)
Finance lease obligations	GBP/EUR	7		Amortizing	1
Other borrowings/credit lines	EUR	3		Amortizing	1

Ardagh Group S.A.

Exhibit 99.1

The Group believes it has adequate liquidity to satisfy our cash needs for at least the next 12 months. In the year ended December 31, 2017, the Group reported operating profit of $672 million, cash generated from operating activities of $1,523 million and generated Adjusted EBITDA of $1,508 million.

The Group generates substantial cash flow from our operations and had $784 million in cash and cash equivalents and restricted cash as of December 31, 2017, as well as available but undrawn liquidity of $814 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities and dividend payments for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that our long‑term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

Ardagh Group S.A.

Exhibit 99.1

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the years set forth below:

	Year ended December 31,
	2017	2016	2015
	(in $ millions)
Operating profit	672	575	503
Depreciation and amortization	687	561	449
Exceptional operating items	149	145	89
Movement in working capital(1)	99	131	100
Acquisition-related, IPO, start-up and other exceptional costs paid	(74)	(176)	(60)
Exceptional restructuring paid	(10)	(11)	(22)
Cash generated from operations	1,523	1,225	1,059
Interest paid — excluding cumulative PIK interest paid(2)	(458)	(412)	(360)
Cumulative PIK interest paid	—	(205)	—
Income tax paid	(103)	(93)	(66)
Net cash from operating activities	962	515	633
Purchase of businesses	—	(3,036)	—
Capital expenditure(3)	(492)	(351)	(339)
Net cash used in investing activities	(492)	(3,387)	(339)
Proceeds from borrowings	3,730	4,469	—
Repayment of borrowings	(4,385)	(2,604)	(221)
Proceeds from borrowings with related party	—	748	—
Proceeds from share issuance	326	7	—
Contribution from parent	—	485	—
Repayment of borrowings issued to related party	—	441	—
Dividend paid	(165)	(304)	—
Early redemption costs paid	(91)	(121)	(9)
Deferred debt issued costs paid	(38)	(68)	(1)
Proceeds from termination of derivative financial instruments	46	—	90
Net (outflow)/inflow from financing activities	(577)	3,053	(141)
Net (decrease)/increase in cash and cash equivalents	(107)	181	153
Exchange gains/(losses) on cash and cash equivalents	78	30	(54)
Net (decrease)/increase in cash and cash equivalents after exchange (losses)/gains	(29)	211	99

(1)	Working capital is made up of inventories, trade and other receivables, trade and other payables and current provisions.
(2)	Includes exceptional interest paid of $2 million and $28 million during the years ended December 31, 2017 and 2016 respectively. No exceptional interest was paid in the year ended December 31, 2015.
(3)	Capital expenditure is net of proceeds from the disposal of property, plant and equipment.

Ardagh Group S.A.

Exhibit 99.1

Net cash from operating activities

Net cash from operating activities increased by $447 million from $515 million in the year ended December 31, 2016, to $962 million in the year ended December 31, 2017. The year on year increase was primarily due an increase of $97 million in operating profit in the year ended December 31, 2017 compared with 2016, an increase of $126 million in depreciation and amortization, lower interest paid (including cumulative PIK interest) of $159 million and lower acquisition-related, IPO, start-up and other exceptional costs paid of $102 million, partly offset by a reduction in working capital inflow of $32 million and higher income tax paid of $10 million. The increase in operating profit and depreciation and amortization principally related to the Beverage Can Acquisition.

Net cash from operating activities was $515 million in the year ended December 31, 2016, compared with $633 million in the same period in 2015. The year on year decrease was primarily due to payment of cumulative interest on our PIK Notes repaid in September 2016 of $205 million, an increase of $72 million in operating profit in the year ended December 31, 2016 compared with the prior year, which was attributable to the Beverage Can Acquisition, an increase of $112 million in depreciation and amortization and an increase of $31 million in working capital. The $43 million increase in depreciation and $69 million increase in amortization were both principally related to the Beverage Can Acquisition. These increases were partially offset by an increase in exceptional acquisition related, IPO and start‑up costs paid and an increase of $52 million and $27 million in interest and tax paid, respectively, both primarily associated with the Beverage Can Acquisition.

Net cash used in investing activities

Net cash used in investing activities decreased by $2,895 million to $492 million in the year ended December 31, 2017 compared with the same period in 2016. The decrease was mainly due to the cash consideration paid for the acquisition of the Beverage Can Business in June 2016, partly offset by increased capital expenditure principally in  Metal Packaging Europe and Metal Packaging Americas.

Net cash used in investing activities increased by $3,048 million to $3,387 million in the year ended December 31, 2016 compared with the same period in 2015. The increase was primarily due the cash consideration paid in connection with the Beverage Can Acquisition in 2016.

Net (outflow)/inflow from financing activities

Net cash from financing activities represented an outflow of $577 million in the year ended December 31, 2017 compared with a $3,053 million inflow in the same period in 2016. Proceeds from borrowings ($3,730 million) mainly reflects: (a) $1,000 million from the issuance of 6.000% Senior Notes due 2025 in January 2017, (b) the issuance of €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Secured Notes due 2025 in March 2017 and (c) £400 million from the issuance of 4.750% Senior Notes due 2027 in June 2017. Repayment of borrowings ($4,385 million) mainly comprises: the redemption of $1,110 million First Priority Senior Secured Floating Rate Notes due 2019, the redemption of $415 million 6.250% Senior Notes due 2019, the redemption of €1,155 million 4.250% First Priority Senior Secured Notes due 2022, the repayment of $663 million Term Loan B Facility, the redemption of $415 million 6.750% Senior Notes due 2021 and the redemption of $500 million Senior Secured Floating Rate Notes due 2021. Total associated early redemption premium costs paid were $91 million and debt issue costs paid were $38 million.

In the year ended December 31, 2017, the company received net proceeds from share issuance of $326 million following its IPO on the NYSE. The company also paid dividends to shareholders of $165 million in the year ended December 31, 2017.

Ardagh Group S.A.

Exhibit 99.1

Net cash from financing activities represented an inflow of $3,053 million in the year ended December 31, 2016 compared with a $141 million outflow in the same period in 2015. Proceeds from new borrowings ($4,469 million) reflect: (a) €1,755 million from the issuance of Secured Notes and $745 million from the issuance of Senior Notes in May 2016, the proceeds of which were used to finance the Beverage Can Acquisition, (b) $1,450 million from the issuance of Senior Notes in May 2016, the proceeds of which were used to refinance in full our 9.250% Senior Notes due 2020 and 9.125% Senior Notes due 2020 and a partial payment of our 7.000% Senior Notes due 2020 in the amount of $1,431 million and early redemption premium of $65 million. Repayments of our Term Loan B Facility of $24 million were also made. In addition to the refinancing of the 9.250% and 9.125% Senior Notes, the balance of our $880 million outstanding Senior PIK notes (excluding cumulative PIK interest paid) was repaid in September 2016. The funds used to repay the outstanding amount of PIK Notes and early redemption premium ($50 million) were received from the following sources: (a) issuance of a convertible loan to a wholly‑owned subsidiary of our Parent Company ($748 million), (b) repayment of intergroup borrowings owed by the Parent Company ($441 million), (c) cash capital contribution by the Parent Company ($485 million) and proceeds from share issuance from a wholly‑owned subsidiary of our Parent Company ($7 million). In November 2016, we repaid in full the principal amount outstanding of our $135 million 7.000% Senior Notes due 2020 from existing cash resources. In connection with the various financing transactions, we paid deferred financing costs of $68 million. The excess of monies received over the amount of Senior PIK Notes repaid and associated redemption premium was used to fund a dividend to the Parent Company ($304 million).

Working capital

For the year ended December 31, 2017, the movement in working capital during the period decreased by $32 million to an inflow of $99 million compared to an inflow of $131 million in December 31, 2016. The decrease in working capital was primarily due to unfavorable cashflows generated from trade and other receivables and trade and other payables, partly offset by the impact of the Beverage Can Acquisition.

For the year ended December 31, 2016, the movement in working capital during the period increased by $31 million compared to December 31, 2015. The Beverage Can Acquisition increased working capital by $135 million and excluding the impact of the acquisition, the decrease in working capital principally reflected an increase in trade and other payables partially offset by higher trade and other receivables and inventories.

Exceptional operating costs paid

Acquisition-related, IPO, start-up and other exceptional costs paid in the year ended December 31, 2017 decreased by $102 million to $74 million compared with $176 million in the year ended December 31, 2016. In 2017 the costs paid primarily relate to acquisition and integration costs associated with the Beverage Can Acquisition and costs associated with the Group’s initial public offering. In 2016 the costs paid primarily relate to professional fees and other costs associated with the Beverage Can Acquisition and to a lesser degree professional fees and other costs of the withdrawn Metal Packaging initial public offering which in total were $168 million. Exceptional restructuring costs paid in the year ended December 31, 2017 decreased by $1 million to $10 million compared to $11 million in the year ended December 31, 2016.

Acquisition-related, IPO, start-up and other exceptional costs paid in the year ended December 31, 2016 increased by $116 million to $176 million compared with $60 million in the year ended December 31, 2015. In 2016 the costs paid primarily relate to professional fees and other costs associated with the Beverage Can Acquisition and to a lesser degree professional fees and other costs of the withdrawn Metal Packaging initial public offering which in total were $168 million. In 2015 exceptional operating costs paid include start‑up costs of $30 million associated with the two new Metal Packaging Americas can‑making facilities opened in early 2015. Other costs paid related to acquisition and disposal costs in respect of the VNA Acquisition and business disposals in Metal Packaging, respectively.

Ardagh Group S.A.

Exhibit 99.1

Exceptional restructuring costs paid in the year ended December 31, 2016 decreased by $11 million to $11 million compared to $22 million in the year ended December 31, 2015, due mainly to lower exceptional restructuring costs paid in Metal Packaging Europe and Glass Packaging North America.

Income tax paid

Income tax paid during the year ended December 31, 2017 was $103 million, which represents an increase of $10 million when compared to the year ended December 31, 2016. The increase is attributable to the inclusion of full year results of the Beverage Can Acquisition and an increase in taxable profits in both the current period and the prior year.

Income tax paid during the year ended December 31, 2016 was $93 million, which represents an increase of $27 million when compared to the year ended December 31, 2015. The increase is attributable to the Beverage Can Acquisition and an increase in taxable profits in both the current period and the prior year.

Capital expenditure

	Year ended
	December 31,
	2017	2016	2015
	(in $ millions)
Metal Packaging Europe	176	80	51
Metal Packaging Americas	80	39	17
Glass Packaging Europe	110	99	122
Glass Packaging North America	126	133	149
Total capital expenditure	492	351	339

Capital expenditure for the year ended December 31, 2017 increased by $141 million to $492 million, compared to $351 million for the year ended December 31, 2016. In Metal Packaging Europe, capital expenditure in the year ended December 31, 2017 was $176 million compared to capital expenditure of $80 million in the same period in 2016 with the increase primarily attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the year ended December 31, 2017 was $80 million compared to capital expenditure of $39 million in the same period in 2016 with the increase primarily attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was $110 million in the year ended December 31, 2017 compared to capital expenditure of $99 million in the same period in 2016, reflecting higher furnace rebuild activity in 2017. In Glass Packaging North America, capital expenditure was $126 million in the year ended December 31, 2017 compared to capital expenditure of $133 million in the same period in 2016, due to lower furnace rebuild activity in 2017.

Capital expenditure for the year ended December 31, 2016 increased by $12 million to $351 million, compared to $339 million for the year ended December 31, 2015. In Metal Packaging Europe, capital expenditure in the year ended December 31, 2016 was $80 million compared to capital expenditure of $51 million in the same period in 2015 with the increase attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the year ended December 31, 2016 was $39 million compared to capital expenditure of $17 million in the same period in 2015 with the increase attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was $99 million in the year ended December 31, 2016 compared to capital expenditure of $122 million in the same period in 2015, reflecting lower furnace rebuild activity in 2016. In Glass Packaging North America, capital expenditure was $133 million in the year ended December 31, 2016 compared to capital expenditure of $149 million in the same period in 2015, also due to lower furnace rebuild activity in 2016.

Ardagh Group S.A.

Exhibit 99.1

Contractual Obligations and Commitments

The following table outlines our principal contractual obligations as of December 31, 2017:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years
		(in $ millions)
Long term debt—capital repayment	8,369	—	—	1,155	7,214
Long term debt—interest	2,888	453	907	868	660
Finance leases and other borrowings	12	2	2	4	4
Operating leases	192	35	45	32	80
Purchase obligations	1,988	1,988	—	—	—
Derivatives	3,179	72	712	825	1,570
Contracted capital commitments	101	101	—	—	—
Total	16,729	2,651	1,666	2,884	9,528

Ardagh Group S.A.

Exhibit 99.1

Ardagh Group S.A.

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Ardagh Group S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ardagh Group S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Notes 2 and 29 to the consolidated financial statements, the Company changed the currency in in which it presents its financial statements from Euro to U.S. Dollar.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Dublin, Ireland

February 22, 2018 except for the change in the currency in which the Company presents its financial statements as discussed in Notes 2 and 29 to the consolidated financial statements, as to which the date is April 26, 2018.

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting in 2017. We have not determined the specific year we began serving as auditor of the Company or its predecessors.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m
			Note 4			Note 4			Note 4
Revenue	3	8,596	—	8,596	7,014	—	7,014	5,795	—	5,795
Cost of sales		(7,110)	(100)	(7,210)	(5,771)	(15)	(5,786)	(4,776)	(41)	(4,817)
Gross profit/(loss)		1,486	(100)	1,386	1,243	(15)	1,228	1,019	(41)	978
Sales, general and administration expenses		(401)	(49)	(450)	(332)	(130)	(462)	(305)	(48)	(353)
Intangible amortization	9	(264)	—	(264)	(191)	—	(191)	(122)	—	(122)
Operating profit/(loss)		821	(149)	672	720	(145)	575	592	(89)	503
Finance expense	5	(517)	(132)	(649)	(497)	(185)	(682)	(575)	(15)	(590)
Finance income	5	—	—	—	—	88	88	—	—	—
Profit/(loss) before tax		304	(281)	23	223	(242)	(19)	17	(104)	(87)
Income tax (charge)/credit	6	(98)	138	40	(104)	49	(55)	(106)	36	(70)
Profit/(loss) for the year		206	(143)	63	119	(193)	(74)	(89)	(68)	(157)

Profit/(loss) attributable to:
Owners of the parent				63			(74)			(157)
Non-controlling interests				—			—			—
Profit/(loss) for the year				63			(74)			(157)
Profit/(loss) per share:
Basic profit/(loss) for the year attributable to equity holders	7			$0.27			$(0.37)			$(0.78)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2017	2016	2015
	Note	$m	$m	$m
Profit/(loss) for the year		63	(74)	(157)
Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		(178)	18	80
		(178)	18	80
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		(254)	54	45
—Movement out of reserve		258	(85)	(44)
—Movement in deferred tax		1	(4)	—
		5	(35)	1
Items that will not be reclassified to income statement
—Re-measurements of employee benefit obligations	19	49	(139)	74
—Deferred tax movement on employee benefit obligations		(6)	18	(28)
		43	(121)	46
Total other comprehensive (expense)/income for the year		(130)	(138)	127
Total comprehensive expense for the year		(67)	(212)	(30)
Attributable to:
Equity holders		(67)	(212)	(30)
Non-controlling interests		—	—	—
Total comprehensive expense for the year		(67)	(212)	(30)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2017	2016	2015	2014
	Note	$m	$m	$m	$m
Non-current assets
Intangible assets	9	4,104	4,115	1,971	2,139
Property, plant and equipment	10	3,368	3,068	2,512	2,699
Derivative financial instruments	18	7	131	—	49
Deferred tax assets	12	221	273	194	223
Other non-current assets	11	25	21	15	12
		7,725	7,608	4,692	5,122
Current assets
Inventories	13	1,353	1,186	898	935
Trade and other receivables	14	1,274	1,227	709	840
Related party receivables		—	—	440	490
Derivative financial instruments	18	16	12	—	2
Cash and cash equivalents	15	784	813	602	503
		3,427	3,238	2,649	2,770
TOTAL ASSETS		11,152	10,846	7,341	7,892
Equity attributable to owners of the parent
Issued capital	16	23	—	—	—
Share premium	16	1,290	274	571	571
Capital contribution	16	485	485	—	—
Other reserves		(21)	152	169	88
Retained earnings		(3,152)	(3,093)	(2,898)	(2,787)
		(1,375)	(2,182)	(2,158)	(2,128)
Non-controlling interests		1	3	3	3
TOTAL EQUITY		(1,374)	(2,179)	(2,155)	(2,125)
Non-current liabilities
Borrowings	18	8,306	8,582	6,964	7,326
Employee benefit obligations	19	997	954	784	878
Derivative financial instruments	18	301	—	—	—
Deferred tax liabilities	12	583	732	502	510
Related party borrowings	20	—	709	—	—
Provisions	21	44	60	52	40
		10,231	11,037	8,302	8,754
Current liabilities
Borrowings	18	2	8	8	5
Interest payable		71	85	86	101
Derivative financial instruments	18	2	8	8	8
Trade and other payables	22	1,988	1,622	957	976
Income tax payable		162	192	83	112
Provisions	21	70	73	52	61
		2,295	1,988	1,194	1,263
TOTAL LIABILITIES		12,526	13,025	9,496	10,017
TOTAL EQUITY and LIABILITIES		11,152	10,846	7,341	7,892

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
				Foreign
				currency	Cash flow			Non‑
	Share	Share	Capital	translation	hedge	Retained		controlling
	capital	premium	contribution	reserve	reserve	earnings	Total	interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
	Note 16	Note 16	Note 16
At January 1, 2015	—	571	—	91	(3)	(2,787)	(2,128)	3	(2,125)
Loss for the year	—	—	—	—	—	(157)	(157)	—	(157)
Other comprehensive income	—	—	—	80	1	46	127	—	127
At December 31, 2015	—	571	—	171	(2)	(2,898)	(2,158)	3	(2,155)
Loss for the year	—	—	—	—	—	(74)	(74)	—	(74)
Other comprehensive income/(expense)	—	—	—	18	(35)	(121)	(138)	—	(138)
Contribution from parent	—	—	485	—	—	—	485	—	485
Share issuance (Note 16)	—	7	—	—	—	—	7	—	7
Reduction in share premium	—	(304)	—	—	—	304	—	—	—
Dividends paid (Note 25)	—	—	—	—	—	(304)	(304)	—	(304)
At December 31, 2016	—	274	485	189	(37)	(3,093)	(2,182)	3	(2,179)
Profit for the year	—	—	—	—	—	63	63	—	63
Other comprehensive (expense)/income	—	—	—	(178)	5	43	(130)	—	(130)
Share re-organization (Note 16)	23	(23)	—	—	—	—	—	—	—
Share issuance (Note 16)	—	323	—	—	—	—	323	—	323
Conversion of related party loan (Note 16)	—	716	—	—	—	—	716	—	716
Dividends paid (Note 25)	—	—	—	—	—	(165)	(165)	—	(165)
Non-controlling interest in disposed business	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2017	23	1,290	485	11	(32)	(3,152)	(1,375)	1	(1,374)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2017	2016	2015
	Note	$m	$m	$m
Cash flows from operating activities
Cash generated from operations	23	1,523	1,225	1,059
Interest paid - excluding cumulative PIK interest paid	(i)	(458)	(412)	(360)
Cumulative PIK interest paid	(i)	—	(205)	—
Income tax paid		(103)	(93)	(66)
Net cash from operating activities		962	515	633
Cash flows from investing activities
Purchase of business net of cash acquired	24	—	(3,036)	—
Purchase of property, plant and equipment		(476)	(343)	(339)
Purchase of intangible assets		(22)	(12)	(9)
Proceeds from disposal of property, plant and equipment		6	4	9
Net cash used in investing activities		(492)	(3,387)	(339)
Cash flows from financing activities
Proceeds from borrowings		3,730	4,469	—
Repayment of borrowings		(4,385)	(2,604)	(221)
Proceeds from borrowings with related party	20	—	748	—
Proceeds from share issuance	16	326	7	—
Contribution from parent	16	—	485	—
Repayment of borrowings issued to related party	20	—	441	—
Dividends paid	25	(165)	(304)	—
Early redemption premium paid		(91)	(121)	(9)
Deferred debt issue costs paid		(38)	(68)	(1)
Proceeds from the termination of derivative financial instruments	18	46	—	90
Net cash (outflow)/inflow from financing activities		(577)	3,053	(141)
Net (decrease)/increase in cash and cash equivalents		(107)	181	153
Cash and cash equivalents at the beginning of the year	15	813	602	503
Exchange gains/(losses) on cash and cash equivalents		78	30	(54)
Cash and cash equivalents at the end of the year	15	784	813	602

(i)	Total interest paid for the year ended December 31, 2017 is $458 million (2016: $617 million; 2015: $360 million).

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. An extraordinary general meeting of the shareholders of the Company on February 22, 2017 resolved to change the Company’s name from Ardagh Finance Holdings S.A. to Ardagh Group S.A. The name change became effective on the same day. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value‑added rigid packaging solutions. The Group’s products include metal and glass containers primarily for food and beverage markets. End‑use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and flavored waters, as well as food, seafood and nutrition. Ardagh also supplies the paints & coatings, chemicals, personal care, pharmaceuticals and general household end‑use categories.

These consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in Note 26.

The principal accounting policies that have been applied to the consolidated financial statements are described in Note 2.

2. Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the International Accounting Standards Board (“IASB”). IFRS is comprised of standards and interpretations approved by the IASB and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

•	derivative financial instruments are stated at fair value; and
•	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

Ardagh Group S.A.

Exhibit 99.1

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re‑evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

The consolidated financial statements for the Group were authorized for issue by the Board of Directors of Ardagh Group S.A. (the “Board”) on April 25, 2018.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its financial statements from euro to U.S. dollar. This is principally as a result of the Board of Directors’ assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance following the Group’s IPO on the NYSE.

The change in accounting policy impacts all financial statement line items whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation the previously reported euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 have been set out in Note 29.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Board. Amendments to IAS 7, “Statement of cash flows”, effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going, unless otherwise stated.

IFRS 15, “Revenue from contracts with customers” replaces IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.  IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

During 2017 the Group completed its assessment of the potential impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effects that this standard may have on the consolidated income statement and consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. Upon adoption of IFRS 15, where the Group manufactures products for customers that have no alternative use and for which the group has an enforceable right to payment for production completed to date, the standard will require the Group to recognize revenue earlier than current standards such that, for certain contracts, a portion of revenue will be recognized prior to dispatch of goods.

Ardagh Group S.A.

Exhibit 99.1

Based on the analysis performed to date, the Group does not expect that the adoption of the new standard will have a material impact on the amount of revenue recognized, when compared to the previous accounting guidance. The Group will recognize a contract asset as opposed to inventory as of the date of adoption of the new standard representing revenue that is accelerated as of that date under the new guidance. The Group expects that the adoption of the standard will not have any other material impact on the consolidated statement of financial position. The new guidance will have no impact on the consolidated statement of cash flows. The Group has determined that it shall report under the new standard on a modified retrospective basis upon adoption in the first quarter of 2018 which results in the Group retaining prior period figures as reported under the previous standards and recognising the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of retained earnings as at the date of initial adoption.

IFRS 9, “Financial instruments”, replaces IAS 39 “Financial instruments: Recognition and measurement” (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting. It also includes an expected credit loss model that replaces the incurred impairment loss model currently used as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018 and the Group will adopt the new standard from the effective date. The Group does not expect there to be a significant impact on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position in respect of the classification of financial assets and liabilities, the adoption of the new hedge accounting model and the introduction of an expected credit loss model.

IFRS 16, “Leases”, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, “Leases”, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 “Uncertainty over income tax treatments”, which clarifies how the recognition and measurement requirements of IAS 12 “Income taxes”, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Group’s assessment of the impact of IFRIC 23 is on-going and it is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

Basis of consolidation

(i)	Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de‑consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”).

Ardagh Group S.A.

Exhibit 99.1

If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)	Transactions eliminated on consolidation

Transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency as set out above.

(ii)	Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

(iii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non‑monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Ardagh Group S.A.

Exhibit 99.1

Business combinations and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash‑generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash‑generating unit retained.

Intangible assets

Intangible assets are initially recognized at cost.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

Ardagh Group S.A.

Exhibit 99.1

The amortization of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight‑line basis on the assumption of zero residual value as follows:

Computer software	2	-	7	years
Customer relationships	5	-	15	years
Technology	8	-	15	years

(i)	Computer software

Computer software development costs are recognized as assets. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(ii)	Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortization.

(iii)	Technology

Technology based intangibles acquired in a business combination are recognized at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv)	Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilized.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

Ardagh Group S.A.

Exhibit 99.1

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight‑line basis over the period of the lease.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de‑recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation is charged to the consolidated income statement on a straight‑line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30	-	40	years
Plant and machinery	3	-	40	years
Molds	2	-	3	years
Office equipment and vehicles	3	-	10	years

Assets’ useful lives and residual values are adjusted if appropriate, at each balance sheet date.

Impairment of non‑financial assets

Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non‑financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Ardagh Group S.A.

Exhibit 99.1

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first‑in, first‑out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work‑in‑progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non‑derivative financial instruments

Non‑derivative financial instruments comprise trade and other receivables, cash and cash equivalents, restricted cash, borrowings and trade and other payables. Non‑derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non‑derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognized initially at fair value and are thereafter measured at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment of trade receivables is recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

(ii)	Securitized assets

The Group previously entered into a series of securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party. On December 7, 2017 the Group closed its securitization facility. The Group entered into a Global Asset Based Loan transaction (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Cash and cash equivalents

Cash and cash equivalents include cash in hand and call deposits held with banks. Cash and cash equivalents are carried at amortized cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash and cash equivalents are classified as financial assets within current assets and stated at amortized cost.

Ardagh Group S.A.

Exhibit 99.1

(iv)	Restricted cash

Restricted cash comprises cash held by the Group but which is ring‑fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings (including related party debt)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re‑measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 18. The full fair value of a hedging derivative is classified as a non‑current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. Amounts accumulated in other comprehensive income are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

Ardagh Group S.A.

Exhibit 99.1

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges.

(iii)	Fair value hedges

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognized asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The gain or loss relating to the effective portion of derivatives with fair value hedge accounting is recognized in the consolidated income statement within “finance income/(expense)”. The gain or loss relating to the ineffective portion is also recognized in the consolidated income statement within “finance income/(expense)”. If a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to profit or loss over the period to maturity.

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments, related party convertible borrowings and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions (Notes 18 and 19)
•	Contingent consideration
•	Quantitative disclosures of fair value measurement hierarchy (Note 18)
•	Financial instruments (including those carried at amortized cost) (Note 18)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non‑financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Ardagh Group S.A.

Exhibit 99.1

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in the consolidated income statement.

(ii)	Multi‑employer pension plans

Multi‑employer craft or industry based pension schemes (“multi‑employer schemes”) have arrangements similar to those of defined benefit schemes. In each case it is not possible to identify the Group’s share of the underlying assets and liabilities of the multi‑employer schemes and therefore in accordance with IAS 19(R), the Group has taken the exemption for multi‑employer pension schemes to account for them as defined contribution schemes recognizing the contributions payable in each period in the consolidated income statement.

(iii)	Other end of service employee benefits

In a number of countries, the Group pays lump sums to employees leaving service. These arrangements are accounted in the same manner as defined benefit pension plans.

(iv)	Other long term employee benefits

The Group’s obligation in respect of other long term employee benefits plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post‑retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(v)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Ardagh Group S.A.

Exhibit 99.1

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre‑tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Revenue from the sale of goods is recognized in the consolidated income statement when the significant risks and rewards of ownership have been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates are provided for in the same period as the related revenues are recorded. Revenue is presented net of such rebates as well as cash discounts and value added tax.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairment of non‑current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), finance lease expenses, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Ardagh Group S.A.

Exhibit 99.1

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting provided to the Board in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Ardagh Group S.A.

Exhibit 99.1

(i)	Estimated impairment of goodwill and other long lived assets

In accordance with IAS 36 “Impairment of assets” (“IAS 36”), the Group tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of recoverable amounts requires the use of estimates as outlined in Note 9. The Group’s judgments relating to the impairment of goodwill and other long lived assets are included in Notes 9 and 10.

(ii)	Establishing lives for the purposes of depreciation and amortization of property, plant and equipment and intangibles

Long lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the Group’s total assets. The annual depreciation and amortization charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Board regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use.

(iii)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iv)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group with the assistance of professional actuaries, values such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 19.

(v)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 “Presentation of financial statements” (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

Ardagh Group S.A.

Exhibit 99.1

(vi)	Business combinations and goodwill

Goodwill only arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

3. Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the CODM.

Net finance expense is not allocated to segments as these are reviewed by the CODM on a group‑wide basis. Performance of the segments is assessed based on Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. Segment revenues are derived from sales to external customers. Inter‑segmental revenue is not material.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non‑current assets, inventories, trade and other receivables and cash and cash equivalents and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2.

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Profit/(loss) for the year	63	(74)	(157)
Income tax (credit)/charge (Note 6)	(40)	55	70
Net finance expense (Note 5)	649	594	590
Depreciation and amortization (Notes 9, 10)	687	561	449
Exceptional operating items (Note 4)	149	145	89
Adjusted EBITDA	1,508	1,281	1,041

The segment results for the year ended December 31, 2017 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$m	$m	$m	$m	$m
Revenue	3,339	1,931	1,549	1,777	8,596
Adjusted EBITDA	554	265	340	349	1,508
Capital expenditure	176	80	110	126	492
Segment assets	4,485	1,858	2,187	2,622	11,152

Ardagh Group S.A.

Exhibit 99.1

The segment results for the year ended December 31, 2016 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$m	$m	$m	$m	$m
Revenue	2,470	1,168	1,541	1,835	7,014
Adjusted EBITDA	404	154	328	395	1,281
Capital expenditure	80	39	99	133	351
Segment assets	4,159	1,934	1,998	2,755	10,846

The segment results for the year ended December 31, 2015 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$m	$m	$m	$m	$m
Revenue	1,839	435	1,619	1,902	5,795
Adjusted EBITDA	289	49	318	385	1,041
Capital expenditure	51	17	122	149	339
Segment assets	2,028	441	1,923	2,509	6,901

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

No customer accounted for greater than 10% of total revenue in 2017 (2016: none; 2015: one customer).

Total revenue and non‑current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non‑current assets, in the current or prior years presented, are as follows:

	Year ended December 31,
	2017	2016	2015
Revenue	$m	$m	$m
U.S.	3,261	2,695	2,227
United Kingdom	879	801	738
Germany	801	726	639

	At December 31,
	2017	2016
Non-current assets	$m	$m
U.S.	2,218	2,307
Germany	1,025	801
United Kingdom	676	556

The revenue above is attributed to countries on a destination basis.

The Company is domiciled in Luxembourg. During the year the Group had revenues of $3 million (2016: $2 million, 2015: $2 million) with customers in Luxembourg. Non‑current assets located in Luxembourg were $nil (2016: $nil).

Ardagh Group S.A.

Exhibit 99.1

Within each reportable segment our packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

4. Exceptional items

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Exceptional impairment - property, plant and equipment	54	9	—
Restructuring costs	38	15	13
Start-up costs	8	5	30
Exceptional impairment - working capital	—	—	(2)
Non-cash inventory adjustment	—	10	—
Past service credit	—	(24)	—
Exceptional items - cost of sales	100	15	41
Transaction related costs - acquisition, integration and IPO	49	128	45
Restructuring and other costs	—	2	3
Exceptional items - SGA expenses	49	130	48
Debt refinancing and settlement costs	117	157	15
Exceptional loss on derivative financial instruments	15	11	—
Interest payable on acquisition notes	—	17	—
Exceptional items - finance expense	132	185	15
Exceptional gain on derivative financial instruments	—	(88)	—
Exceptional items - finance income	—	(88)	—
Total exceptional items	281	242	104

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2017

Exceptional items of $281 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	$54 million plant, property and equipment impairment charges arising principally from capacity realignment in Glass Packaging North America and Metal Packaging Europe.

•

$49 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Acquisition and other IPO and transaction related costs.

•

$15 million exceptional loss on the termination in June 2017, of $500 million of the Group’s U.S. dollar to British pound cross currency interest rate swaps (“CCIRS”), of which $12 million relates to cumulative losses recycled from other comprehensive income.

Ardagh Group S.A.

Exhibit 99.1

•	$38 million relating to capacity realignment and restructuring costs in Metal Packaging Europe.

•	$8 million of start-up costs in Metal Packaging Americas and Glass Packaging North America.

2016

Exceptional items of $242 million have been recognized in the year ended December 31, 2016, primarily comprising:

•	$24 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	Restructuring costs relate principally to $9 million in Metal Packaging Europe, $2 million in Metal Packaging Americas and $5 million in Glass Packaging North America.
•	$128 million transaction related costs attributable primarily to the IPO and Beverage Can Acquisition.
•

$157 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	$17 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

$9 million plant, property and equipment impairment charges, of which $6 million relates to impairment of plant and machinery in Metal Packaging Europe and $3 million relates to the impairment of a plant in Metal Packaging Americas.

•

$88 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

•	The $11 million exceptional loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.

2015

Exceptional items of $104 million have been incurred in the year ended December 31, 2015, primarily comprising:

•	$42 million transaction costs, largely associated with the Group’s withdrawn initial public offering of its Metal Packaging business.
•	$30 million start‑up costs related to two plants in Metal Packaging Americas.
•	Restructuring costs of $10 million in Metal Packaging Europe and $6 million in Glass Packaging North America.
•	$3 million acquisition and disposal costs.
•	$2 million reversal of impairment of assets in Metal Packaging Europe.
•

$15 million finance costs comprised of $9 million premium on redemption of the €180 million 8¾% Senior notes due 2020 and repaid in February 2015, $3 million accelerated amortization of deferred finance costs relating to the €180 million 8¾% Senior notes and $2 million other finance costs.

Ardagh Group S.A.

Exhibit 99.1

5. Finance income and expense

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Senior secured and senior notes	431	460	421
Term loan	5	30	29
Other interest expense	6	7	9
Interest expense	442	497	459
Net pension interest cost (Note 19)	24	28	26
Loss on derivative financial instruments	28	—	—
Foreign currency translation losses/(gains)	24	(23)	88
Other finance (income)/expense	(1)	(5)	2
Finance expense before exceptional items	517	497	575
Exceptional finance expense (Note 4)	132	185	15
Total finance expense	649	682	590
Exceptional finance income (Note 4)	—	(88)	—
Net finance expense	649	594	590

6. Income tax

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Current tax:
Current tax for the year	99	69	60
Adjustments in respect of prior years	1	(20)	9
Total current tax	100	49	69
Deferred tax:
Deferred tax for the year	(134)	(11)	19
Adjustments in respect of prior years	(6)	17	(18)
Total deferred tax	(140)	6	1
Income tax (credit)/charge	(40)	55	70

Ardagh Group S.A.

Exhibit 99.1

Reconciliation of income tax (credit)/charge and the accounting loss multiplied by the Group’s domestic tax rate for 2017, 2016 and 2015 is as follows:

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Profit/(loss) before tax	23	(19)	(87)
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 27.08% (2016: 29.22%; 2015: 29.22%)	6	(6)	(25)
Tax losses for which no deferred income tax asset was recognized	—	1	2
Re-measurement of deferred taxes	(79)	(6)	(6)
Adjustment in respect of prior years	(4)	(3)	(9)
Income subject to state and other local income taxes	17	10	12
Income taxed at rates other than standard tax rates	(19)	21	30
Non-deductible items	31	41	70
Other	8	(3)	(4)
Income tax (credit)/charge	(40)	55	70

The total income tax (credit)/charge outlined above for each year includes tax credits of $138 million in 2017 (2016: $49 million; 2015: $36 million) in respect of exceptional items. This includes a credit of $78 million on remeasurement of deferred tax positions following the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America.

On December 22, 2017, the TCJA was signed into US law. On re-measurement of Ardagh Group’s deferred tax positions following the enactment of the TCJA, a one-time non-cash benefit of $78 million was recorded to the income statement.  This credit reflects a reduction in Ardagh Group’s US net deferred tax liability due to the reduction in the US federal corporate tax rate, which will apply when the existing temporary differences reverse, from the existing rate of 35% to 21% with effect from January 1, 2018. The additional tax credit on re-measurement of deferred tax positions of $1 million is attributable to the progressive reduction in the French corporate income tax rate, which will apply when the existing temporary differences reverse, from 28% to 25%.

Non‑deductible items principally relate to non‑deductible interest expense in Ireland and Luxembourg and income taxed at non‑standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 27.08% rate) on earnings.

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit/(loss) for the year attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.
Ardagh Group S.A.

Exhibit 99.1

The following table reflects the income statement profit/(loss) and share data used in the basic EPS computations:

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Profit/(loss) attributable to equity holders	63	(74)	(157)

	2017	2016	2015
Weighted average number of ordinary shares for basic EPS (millions of shares)	229.6	202.0	202.0
Profit/(loss) per share	$0.27	$(0.37)	$(0.78)

The weighted average number of ordinary shares at December 31, 2016 and 2015 has been re-presented to adjust for the share reorganization completed in March 2017 as set out in Note 16 (i). Please refer to Note 16 for details of transactions involving ordinary shares for the year ended December 31, 2017.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

8. Employee costs

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Wages and salaries	1,345	1,190	1,034
Social security costs	209	167	148
Defined benefit plan pension costs (Note 19)	46	46	50
Defined benefit past service credit (Note 19)	(10)	(43)	—
Defined contribution plan pension costs (Note 19)	35	34	16
	1,625	1,394	1,248

	At December 31,
Employees	2017	2016	2015
Production	20,793	20,823	17,068
Administration	2,698	2,711	1,789
	23,491	23,534	18,857

Ardagh Group S.A.

Exhibit 99.1

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$m	$m	$m	$m	$m
Cost
At January 1, 2016	1,140	926	197	53	2,316
Acquisitions (Note 24)	1,004	1,385	34	12	2,435
Additions	—	—	8	3	11
Impairment	—	—	—	(2)	(2)
Exchange	(56)	(53)	(5)	(2)	(116)
At December 31, 2016	2,088	2,258	234	64	4,644
Amortization
At January 1, 2016		(254)	(56)	(37)	(347)
Charge for the year		(159)	(25)	(7)	(191)
Exchange		14	(6)	1	9
At December 31, 2016		(399)	(87)	(43)	(529)
Net book value
At December 31, 2016	2,088	1,859	147	21	4,115
Cost
At January 1, 2017	2,088	2,258	234	64	4,644
Additions	—	—	5	16	21
Derecognition of fully amortized assets	—	(42)	—	—	(42)
Exchange	113	139	12	8	272
At December 31, 2017	2,201	2,355	251	88	4,895
Amortization
At January 1, 2017		(399)	(87)	(43)	(529)
Charge for the year		(225)	(31)	(8)	(264)
Derecognition of fully amortized assets		42	—	—	42
Exchange		(25)	(8)	(7)	(40)
At December 31, 2017		(607)	(126)	(58)	(791)
Net book value
At December 31, 2017	2,201	1,748	125	30	4,104

In the year ended December 31, 2017 an intangible asset relating to an acquired customer relationship in Glass Packaging North America was derecognised. This asset had reached the end of its estimated useful life and had a net book value of $nil at the date of derecognition.

Goodwill

Allocation of goodwill

Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. Goodwill acquired through business combination activity is allocated to CGUs that are expected to benefit from synergies arising from that combination. The allocation of goodwill arising from the Beverage Can Acquisition was finalized on June 30, 2017.

Ardagh Group S.A.

Exhibit 99.1

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated, is set out below:

	At December 31,
	2017	2016
	$m	$m
Metal Packaging Europe - excluding the Beverage Can Business ('Metal Europe')	320	282
Metal Packaging Americas - excluding the Beverage Can Business ('Metal Americas')	29	30
Metal Packaging Europe - Beverage Can Business ('Beverage Europe')	604	534
Metal Packaging Americas - Beverage Can Business ('Beverage Americas')	437	436
Glass Packaging Europe	65	60
Glass Packaging North America	746	746
Total Goodwill	2,201	2,088

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget.

Recoverable amount and carrying amount

The Group used the value in use (“VIU”) model for the purposes of the goodwill impairment testing as this reflects the Group’s intention to hold and operate the assets.

The VIU model used the 2018 budget approved by the Board (2016: 2017 two‑year budget). The budget was then extended for a further four‑year period (2016: 2017 three‑year period) making certain assumptions including that long - term capital expenditure equals depreciation and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

The terminal value assumed long term growth in line with long term inflation.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation, tax and working capital.

The discount rate applied to cash flows in the VIU model was estimated using the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

The modelled cash flows take into account the Group’s established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

A sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying values of the CGUs.

Ardagh Group S.A.

Exhibit 99.1

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

						Glass
					Glass	Packaging
	Metal	Metal	Beverage	Beverage	Packaging	North
	Europe	Americas	Europe	Americas	Europe	America
	$m/%	$m/%	$m/%	$m/%	$m/%	$m/%
2017
Carrying amount of goodwill	320	29	604	437	65	746
Excess of recoverable amount	3,104	451	1,650	786	2,907	859
Pre-tax discount rate applied	7.3	8.3	7.4	9.6	8.2	9.1
Growth rate for terminal value	1.5	1.5	1.5	1.5	1.5	1.5
2016
Carrying amount of goodwill	282	30	534	436	60	746
Excess of recoverable amount	2,296	392	613	289	2,186	1,718
Pre-tax discount rate applied	8.3	9.8	8.9	11.9	8.7	10.3
Growth rate for terminal value	1.5	2.0	1.5	2.0	1.5	2.0

Ardagh Group S.A.

Exhibit 99.1

10. Property, plant and equipment

		Plant,	Office
	Land and	machinery	equipment
	buildings	and other	and vehicles	Total
	$m	$m	$m	$m
Cost
At January 1, 2016	829	3,108	56	3,993
Acquisitions (Note 24)	190	512	—	702
Additions	3	345	6	354
Impairment	—	(9)	—	(9)
Disposals	(7)	(211)	(11)	(229)
Transfers	14	(32)	18	—
Exchange	(46)	(172)	(5)	(223)
At December 31, 2016	983	3,541	64	4,588
Depreciation
At January 1, 2016	(189)	(1,264)	(27)	(1,480)
Charge for the year	(28)	(332)	(10)	(370)
Disposals	4	211	10	225
Exchange	13	90	2	105
At December 31, 2016	(200)	(1,295)	(25)	(1,520)
Net book value
At December 31, 2016	783	2,246	39	3,068
Cost
At January 1, 2017	983	3,541	64	4,588
Additions	8	508	6	522
Impairment (Note 4)	—	(54)	—	(54)
Disposals	(4)	(160)	(10)	(174)
Transfers	11	(9)	7	9
Exchange	96	316	4	416
At December 31, 2017	1,094	4,142	71	5,307
Depreciation
At January 1, 2017	(200)	(1,295)	(25)	(1,520)
Charge for the year	(35)	(378)	(10)	(423)
Disposals	2	156	10	168
Transfers	1	(2)	1	—
Exchange	(26)	(137)	(1)	(164)
At December 31, 2017	(258)	(1,656)	(25)	(1,939)
Net book value
At December 31, 2017	836	2,486	46	3,368

Depreciation expense of $415 million (2016: $363 million; 2015: $321 million) has been charged in cost of sales and $8 million (2016: $6 million; 2015: $6 million) in sales, general and administration expenses.

Transfers primarily relate to the reclassification of construction in progress to the applicable classification within property, plant and equipment and the reclassification of certain consumables with an estimated useful life of greater than one year, from inventory to property, plant and equipment. Construction in progress at December 31, 2017 was $241 million (2016: $120 million).

Included in property, plant and equipment is an amount for land of $225 million (2016: $206 million).

Ardagh Group S.A.

Exhibit 99.1

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2016: $nil).

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2017 in accordance with IAS 36. In the year ended December 31, 2017 an impairment charge of $54 million (2016: $9 million) has been recognized, of which $38 million (2016: $nil) relates to the impairment of plant and machinery in Glass Packaging North America and $16 million (2016: $6 million) relates to the impairment of plant and machinery in Metal Packaging Europe, arising principally from capacity realignment.

Finance leases

The depreciation charge for capitalized leased assets was $1 million (2016: $1 million; 2015: $1 million) and the related finance charges were $nil (2016: $nil; 2015: $nil). The net carrying amount is $12 million (2016: $11 million).

Operating lease commitments

During the year, the expense in respect of operating lease commitments was as follows:

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Plant and machinery	6	6	6
Land and buildings	21	27	23
Office equipment and vehicles	11	10	9
	38	43	38

At December 31, the Group had total commitments under non‑cancellable operating leases which expire:

	At December 31,
	2017	2016	2015
	$m	$m	$m
Not later than one year	35	32	29
Later than one year and not later than five years	77	73	75
Later than five years	80	72	73
	192	177	177

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2017	2016	2015
	$m	$m	$m
Contracted for	101	116	33
Not contracted for	14	20	7
	115	136	40

Ardagh Group S.A.

Exhibit 99.1

11. Other non‑current assets

At December 31, 2017 other non‑current assets of $25 million (2016: $21 million) include $10 million (2016: $6 million) relating to the Group’s investment in its joint ventures.

12. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$m	$m	$m
At January 1, 2016	432	(740)	(308)
Acquisition (Note 24)	81	(243)	(162)
(Charged)/credited to the income statement (Note 6)	(46)	40	(6)
Credited/(charged) to other comprehensive income	20	(6)	14
Reclassification	3	(3)	—
Exchange	(21)	24	3
At December 31, 2016	469	(928)	(459)
(Charged)/credited to the income statement (Note 6)	(67)	207	140
(Charged)/credited to other comprehensive income	(6)	1	(5)
Reclassification	4	(4)	—
Exchange	28	(66)	(38)
At December 31, 2017	428	(790)	(362)

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2017	2016
	$m	$m
Tax losses	34	34
Employee benefit obligations	187	181
Depreciation timing differences	90	86
Provisions	70	99
Other	47	69
	428	469
Available for offset	(207)	(196)
Deferred tax assets	221	273
Intangible assets	(395)	(508)
Accelerated depreciation and other fair value adjustments	(369)	(378)
Other	(26)	(42)
	(790)	(928)
Available for offset	207	196
Deferred tax liabilities	(583)	(732)

Ardagh Group S.A.

Exhibit 99.1

The tax credit/(charge) recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Tax losses	(2)	(3)	(20)
Employee benefit obligations	(21)	(13)	14
Depreciation timing differences	(6)	(13)	(2)
Provisions	(26)	—	(8)
Other deferred tax assets	(12)	(17)	(8)
Intangible assets	155	42	33
Accelerated depreciation and other fair value adjustments	29	7	2
Other deferred tax liabilities	23	(9)	(12)
	140	(6)	(1)

Deferred tax assets are only recognized on tax loss carry‑forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $62 million (2016: $45 million) in respect of tax losses amounting to $373 million (2016: $235 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. In addition, the Group did not recognize deferred tax assets of $50 million (2016: $74 million) in respect of capital losses amounting to $239 million (2016: $212 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

13. Inventories

	At December 31,
	2017	2016
	$m	$m
Raw materials and consumables	369	305
Mold parts	52	46
Work-in-progress	85	72
Finished goods	847	763
	1,353	1,186

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan facility (Note 18). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2017 was not material.

Ardagh Group S.A.

Exhibit 99.1

14. Trade and other receivables

	At December 31,
	2017	2016
	$m	$m
Trade receivables	1,015	970
Other receivables and prepayments	259	257
	1,274	1,227

The fair values of trade and other receivables approximate the amounts shown above. Movements on the provision for impairment of trade receivables are as follows:

	2017	2016	2015
	$m	$m	$m
At January 1,	15	15	17
Provision for receivables impairment	6	1	2
Receivables written off during the year as uncollectible	—	(1)	(2)
Exchange	2	—	(2)
At December 31,	23	15	15

The majority of the provision above relates to balances which are more than six months past due. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence that the customer is experiencing financial difficulty. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

Providing against the remaining population of customers

Historic data is monitored and applied as the primary source of evidence to assess the level of losses incurred, although impairments cannot yet be identified with individual receivables. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for increase of the level of provision above historic loss experience. However, the fact that payments are made late by customers does not automatically provide evidence that a provision should be recognized.

As of December 31, 2017, trade receivables of $62 million (2016: $48 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2017	2016
	$m	$m
Up to three months past due	46	42
Three to six months past due	5	4
Over six months past due	11	2
	62	48

Ardagh Group S.A.

Exhibit 99.1

15. Cash and cash equivalents

	At December 31,
	2017	2016
	$m	$m
Cash at bank and in hand	641	768
Short term bank deposits	130	17
Restricted cash	13	28
	784	813

Within cash and cash equivalents, the Group had $13 million of restricted cash at December 31, 2017 (2016: $28 million), which includes bank guarantees in the United States and early retirement plans in Germany.

16. Issued capital and reserves

Share capital

Issued and fully paid shares:

At December 31, 2016		Number of shares (millions)	$m
- Ordinary shares (par value €0.01)		11.1
Cancellation of ordinary shares	(i)	(11.1)	—
Issue of shares:
- Class A common shares (par value €0.01)	(ii)	18.6	—
- Class B common shares (par value €0.10)	(i)	217.7	23
At December 31, 2017		236.3	23

2017

(i)	Share reorganization

In March 2017, the Company completed a reorganization of its capital structure. The authorized share capital of the Company was set at €55 million, divided into 1 billion Class A common shares at a par value of €0.01 and 450 million Class B common shares at a par value of €0.10 per share.

The 11,111,200 outstanding ordinary shares of the Company were cancelled and the existing shareholders were issued, on a pro rata basis, 1,111,120 Class B common shares with an equivalent total par value to the cancelled shares. In addition, the Company converted its $716 million related party loan payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent and a shareholder of the Company), into 86,154 Class B common shares, and issued 216,498,726 Class B common shares on a pro rata basis to existing shareholders, for no additional consideration. The par value was satisfied by a reallocation of existing share premium. Consequently, there was a total of 217,696,000 Class B common shares in issue prior to the Company’s IPO, as described below.

(ii)	Share issuance

On March 20, 2017, the Company closed its IPO of 18,630,000 Class A common shares on the NYSE at $19.00 per share. The net proceeds of the IPO were $323 million, after deducting underwriting discounts of $21 million and estimated directly attributable transaction costs of $10 million.

Ardagh Group S.A.

Exhibit 99.1

2016

(i)	Share premium

On September 21, 2016 the Company issued 1,111,200 ordinary shares to ARD Group Finance Holdings S.A. at a par value of €0.01 per share with a share premium of $7 million.

On the same date, the Board approved the reclassification of an element of the Company’s share premium to retained earnings, thereby realizing a distributable reserve, and subsequently paid a dividend to its parent company.

(ii)	Capital contribution

On September 21, 2016 the Company received a contribution of $485 million in cash from its parent company. There were no terms and conditions associated with the contribution. The proceeds from this contribution were mainly used to redeem part of the principal amount outstanding of its $841 million 8.625% Senior PIK Notes due 2019 and €295 million 8.375% Senior PIK Notes due 2019.

All other reserves are as stated in the consolidated statement of changes in equity.

17. Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate risk, currency exchange risk, commodity price risk, credit risk, and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources. The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below.

Financial risks are managed on the advice of Group Treasury and senior management. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayments and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. As at December 31, 2017 the ratio for the Group was 5.19x (2016: 5.98x; 2015: 6.12x).

Ardagh Group S.A.

Exhibit 99.1

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2017, the Group’s external borrowings were 91.7% (2016: 73.8%) fixed with a weighted average interest rate of 5.5% (2016: 5.4%; 2015: 6.2%). The weighted average interest rate of the Group for the year ended December 31,2017 was 4.9% (2016: 5.2%; 2015 6.2%). The Group has related party borrowings of $nil as at December 31, 2017 (2016: $709 million).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2017 a one percentage point increase in variable interest rates would increase interest payable by approximately $7 million (2016: $22 million).

Currency exchange risk

The Group’s functional currency is the euro however the Group presents its financial information in U.S. dollar. The functional currency of the Company will continue to be the euro. As a result, the Group’s presented results are impacted as a result of fluctuations in the U.S. dollar exchange rate versus the euro.

The Group operates in 22 countries, across five continents and its main currency exposure in the year to December 31, 2017, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the Group’s euro functional currency may have a significant impact on the Group’s financial condition and results of operations. When considering the Group’s position, the Group believes that a strengthening of the euro exchange rate (the Group’s functional currency) by 1% against all other foreign currencies from the December 31, 2017 rate would decrease shareholders’ equity by approximately $4 million (2016: $7 million increase).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity (priced in U.S. dollars) on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Packaging Europe and Metal Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. In contrast, the hedging market for steel, and in particular that for coking coal, is a new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to placing hedges in the market.

Ardagh Group S.A.

Exhibit 99.1

The majority of our steel purchases are obtained under one-year contracts with prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices. Furthermore, the relative price of oil and its by‑products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de‑coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass‑through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist the Group policy is to purchase gas and electricity by entering into forward price‑fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. We have 72% and 73% of our energy risk covered for 2018 and 2019, respectively.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible.

The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meets its obligations.

Ardagh Group S.A.

Exhibit 99.1

The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2017, the Group’s ten largest customers accounted for approximately 36% of total revenues (2016: 33%; 2015: 32%). There is no recent history of default with these customers.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;
•	limits the maturity of cash balances;
•	borrows the bulk of its debt needs under long term fixed rate debt securities; and
•	has internal control processes and contingency plans for managing liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans and covenant compliance and internal balance sheet ratio targets.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the above‑mentioned forecasts.

Ardagh Group S.A.

Exhibit 99.1

18. Financial assets and liabilities

The Group’s net external debt was as follows:

	At December 31,
	2017	2016
	$m	$m
Loan notes	8,296	7,919
Term loan	—	661
Other borrowings	12	10
Total borrowings	8,308	8,590
Cash and cash equivalents	(784)	(813)
Derivative financial instruments used to hedge foreign currency and interest rate risk	301	(131)
Net debt	7,825	7,646

At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	899	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	528	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	541	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,696	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	899	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	813
Finance Lease Obligations	GBP/EUR			Amortizing	7	8	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	4	1
Total borrowings / undrawn facilities						8,380	814
Deferred debt issue costs and bond premium						(72)	—
Net borrowings / undrawn facilities						8,308	814
Cash and cash equivalents						(784)	784
Derivative financial instruments used to hedge foreign currency and interest rate risk						301	—
Net debt / available liquidity						7,825	1,598

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

Certain of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a number of financial covenants including a fixed charge coverage ratio. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

Ardagh Group S.A.

Exhibit 99.1

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,217	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	464	—
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,110	—
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	500	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	415	—
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	415	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	790	—
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	663	—
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	—	—	108
Bank of America Facility	USD	155	11-Apr-18	Revolving	—	—	155
Finance lease obligations	GBP/EUR			Amortizing	7	7	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	3	1
Total borrowings / undrawn facilities						8,674	264
Deferred debt issue costs and bond discount						(84)	—
Net borrowings / undrawn facilities						8,590	264
Cash and cash equivalents						(813)	813
Derivative financial instruments used to hedge foreign currency and interest rate risk						(131)	—
Net debt / available liquidity						7,646	1,077

The following table summarizes the Group’s movement in net debt:

	2017	2016
	$m	$m
Net (increase)/decrease in cash and cash equivalents per consolidated statement of cash flows	(30)	211
Increase in net borrowings and derivative financial instruments	209	1,065
Increase in net debt	179	1,276
Net debt at January 1,	7,646	6,370
Net debt at December 31,	7,825	7,646

The increase in net borrowings and derivative financial instruments includes proceeds from borrowings of $3.7 billion (2016: $4.5 billion), repayments of borrowings of $4.4 billion (2016: $2.6 billion), a fair value loss on derivative financial instruments used to hedge foreign currency and interest rate risk of $0.4 billion (2016: gain of $0.1 billion) in addition to a corresponding foreign exchange loss on borrowings of $0.4 billion (2016: gain of $0.1 billion), with the net foreign exchange loss on borrowings impacting net debt by approximately $0.8 billion (2016: gain of $0.2 billion).

Ardagh Group S.A.

Exhibit 99.1

The maturity profile of the Group’s borrowings is as follows:

	At December 31,
	2017	2016
	$m	$m
Within one year or on demand	2	8
Between one and two years	1	8
Between two and five years	1,154	3,512
Greater than five years	7,151	5,062
	8,308	8,590

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2017	$m	$m	$m
Within one year or on demand	456	2	1,988
Between one and two years	455	84	—
Between two and five years	2,480	66	—
Greater than five years	7,877	151	—

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2016	$m	$m	$m
Within one year or on demand	471	8	1,622
Between one and two years	471	—	—
Between two and five years	4,638	—	—
Greater than five years	5,628	—	—

The carrying amount and fair value of the Group’s borrowings are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2017	$m	$m	$m	$m
Loan notes	8,368	(72)	8,296	8,796
Finance leases	8	—	8	8
Bank loans, overdrafts and revolving credit facilities	4	—	4	4
	8,380	(72)	8,308	8,808

Ardagh Group S.A.

Exhibit 99.1

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	bond discount	Total	Fair value
At December 31, 2016	$m	$m	$m	$m
Loan notes	8,001	(82)	7,919	8,240
Term loan	663	(2)	661	669
Finance leases	7	—	7	7
Bank loans, overdrafts and revolving credit facilities	3	—	3	3
	8,674	(84)	8,590	8,919

Financing activity

2017

On January 30, 2017, the Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility, together with applicable redemption premiums and accrued interest.

On March 21, 2017, Ardagh Group S.A. replaced its wholly owned subsidiary, Ardagh Packaging Holdings Limited, as the parent guarantor under the then outstanding notes issued by Ardagh Holdings USA Inc. and Ardagh Packaging Finance plc.

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Group redeemed in full $415 million 6.750% Senior Notes due 2021 and paid applicable redemption premiums and accrued interest.

On June 12, 2017, the Group issued £400 million 4.750% Senior Notes due 2027. The proceeds, together with certain cash, were used to redeem, on June 12, 2017, the Group’s $500m Senior Secured Floating Rate Notes due 2021, and to pay applicable redemption premiums and accrued interest.

On August 1, 2017, the Group redeemed in full the 4.250% First Priority Senior Secured Notes due 2022, together with applicable redemption premiums and accrued interest.

On December 7, 2017, the Group closed a committed five year $850 million Global Asset Based Loan facility. This facility, secured by trade receivables and inventories, replaces the HSBC Securitization Program and the Bank of America Facility. It will provide funding for working capital and general corporate purposes. On December 31, 2017, the Group has $813 million available under this facility.

Ardagh Group S.A.

Exhibit 99.1

2016

On May 16, 2016 the Group issued the following notes:

•	$1,000 million aggregate principal amount of 4.625% Senior Secured Notes due 2023;
•	$500 million aggregate principal amount of Senior Secured Floating Rate Notes due 2021 at a coupon of LIBOR plus 3.250%;
•	€440 million aggregate principal amount of 4.125% Senior Secured Notes due 2023;
•	$1,650 million aggregate principal amount of 7.250% Senior Notes due 2024; and
•	€750 million aggregate principal amount of 6.750% Senior Notes due 2024.

The net proceeds from the issuance and sale of these notes were used to finance the Beverage Can Acquisition and to repay the following notes:

•	€475 million aggregate principal amount of 9.250% Senior Notes due 2020;
•	$920 million aggregate principal amount of 9.125% Senior Notes due 2020; and
•	$15 million aggregate principal amount of $150 million 7.000% Senior Notes due 2020.

These notes were repaid on May 16, 2016.

The notes issued to finance the Beverage Can Acquisition were held in escrow from the issuance date to the acquisition completion date. Interest charged during this period has been classified as an exceptional finance expense (see Note 4).

On September 16, 2016, the Group repaid in full the principal amount outstanding of its $841 million 8.625% Senior PIK Notes due 2019 and €295 million 8.375% Senior PIK Notes due 2019. Costs associated with the early redemption have been classified as exceptional in the consolidated income statement.

On October 3, 2016 the Group agreed to extend the maturity of the Term Loan B Facility by two years to December 2021.

On November 15, 2016, the Group repaid in full the principal amount outstanding of its $135 million 7.000% Senior Notes due 2020. Costs associated with the early redemption have been classified as exceptional in the consolidated income statement.

Ardagh Group S.A.

Exhibit 99.1

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2017			2016
	USD	EUR	GBP	USD	EUR	GBP
2.750% Senior Secured Notes due 2024	—	2.92%	—	—	—	—
4.625% Senior Secured Notes due 2023	5.16%	—	—	5.18%	—	—
4.125% Senior Secured Notes due 2023	—	4.63%	—	—	4.66%	—
4.250% Senior Secured Notes due 2022	4.51%	—	—	—	—	—
4.250% First Priority Senior Secured Notes due 2022	—	—	—	—	4.52%	—
First Priority Senior Secured Floating Rate Notes due 2019	—	—	—	3.49%	—	—
Senior Secured Floating Rate Notes due 2022	—	—	—	4.26%	—	—
4.750% Senior Notes due 2027	—	—	4.99%	—	—	—
6.000% Senior Notes due 2025	6.14%	—	—	—	—	—
7.250% Senior Notes due 2024	7.72%	—	—	7.74%	—	—
6.750% Senior Notes due 2024	—	7.00%	—	—	7.01%	—
6.000% Senior Notes due 2021	6.38%	—	—	6.38%	—	—
6.750% Senior Notes due 2021	—	—	—	7.45%	—	—
6.250% Senior Notes due 2019	—	—	—	7.25%	—	—
USD Term Loan B Facility due 2021	—	—	—	4.16%	—	—

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2017	2016
	$m	$m
Euro	2,319	2,458
U.S. dollar	5,452	6,130
British pound	537	2
	8,308	8,590

The Group has the following undrawn borrowing facilities:

	At December 31,
	2017	2016
	$m	$m
Expiring within one year	1	1
Expiring beyond one year	813	263
	814	264

Ardagh Group S.A.

Exhibit 99.1

Derivative financial instruments

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior secured and senior notes - The fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)	Loan notes - The fair values are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the loan notes trade are not active.
(iii)

Bank loans, overdrafts and revolving credit facilities - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iv)	Finance leases - The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)	CCIRS - The fair values of the CCIRS are valued using Level 2 valuation inputs.
(vi)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$m	$m	$m	$m
Fair Value Derivatives
Metal forward contracts	17	197	—	—
Cross currency interest rate swaps	—	—	301	3,107
Forward foreign exchange contracts	4	179	1	52
NYMEX gas swaps	—	—	1	20
Carbon futures	2	10	—	—
At December 31, 2017	23	386	303	3,179

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$m	$m	$m	$m
Fair Value Derivatives
Metal forward contracts	9	197	—	—
Cross currency interest rate swap	131	1,580	—	—
Forward foreign exchange contracts	—	—	8	206
NYMEX gas swaps	2	16	—	—
Carbon Futures	1	2	—	—
At December 31, 2016	143	1,795	8	206

Ardagh Group S.A.

Exhibit 99.1

Derivative instruments with a fair value of $7 million (2016: $131 million) are classified as non-current assets and $16 million (2016: $12 million) as current assets in the consolidated statement of financial position at December 31, 2017. Derivative instruments with a fair value of $301 million (2016: $nil) are classified as non-current liabilities and $2 million (2016: $8 million) as current liabilities in the consolidated statement of financial position at December 31, 2017.

The majority of derivative assets and liabilities mature within one year with the exception of the cross currency interest rate swaps (“CCIRS”) which mature at dates between February 2019 and February 2023 and certain metal forward contracts which mature at dates between October 2019 and October 2020.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi‑annual interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

2017

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2017 of $301 million (December 31, 2016: net asset of $131 million). In the year ended December 31, 2017 the Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in May 2022. The Group received net proceeds of $46 million in consideration and recognized an exceptional loss of $15 million on the termination (see Note 4).

2016

In June 2016 the Group entered into cross currency interest rate swaps totaling $1,300 million.  These swaps were entered into in order to partially swap the US dollar principal and interest repayments on the Group’s $1,650 million 7.250% Senior Notes due 2024 equally into euro and British pounds. The Group also hedges a further $440 million of its external debt and interest thereon into euro using a CCIRS.

An exceptional gain of $88 million was recognised in the consolidated income statement for the year relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter. Further an exceptional loss of $11 million was incurred relating to cross currency interest rate swaps for which hedge accounting did not apply (see Note 4).

In December 2015, the Group terminated its existing CCIRS due for maturity in June 2019, and replaced it with a new CCIRS with a maturity date of June 2019. The Group received proceeds of $90 million in consideration of the termination.

Ardagh Group S.A.

Exhibit 99.1

Net investment hedge in foreign operations

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to an ineffective portion is recognized immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive eincome are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognised in the consolidated income statement due to ineffectiveness is $nil (2016: $nil; 2015: $nil).

Metal forward contracts

The Group hedges a substantial portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of countries and, accordingly, hedges a portion of its currency transaction risk. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

NYMEX gas swaps

The Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX‑quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Carbon futures

The Group hedges a portion of its carbon purchases using European Union Allowance (“EUA”) futures contracts. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices.

19. Employee benefit obligations

The Group operates defined benefit and defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the U.S and the United Kingdom. Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

Ardagh Group S.A.

Exhibit 99.1

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2017 were those recommended by the actuaries. In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of $997 million (2016: $954 million) include other employee benefit obligations of $132 million (2016: $129 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		UK		Netherlands		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Obligations	(1,313)	(1,198)	(405)	(364)	(1,000)	(947)	(19)	(569)	(25)	(23)	(2,762)	(3,101)
Assets	1,179	1,067	—	—	706	660	—	541	12	8	1,897	2,276
Net obligations	(134)	(131)	(405)	(364)	(294)	(287)	(19)	(28)	(13)	(15)	(865)	(825)

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Current service cost and administration costs:
Cost of sales - current service cost	(43)	(40)	(45)
Cost of sales - past service credit	8	32	—
SGA - current service cost	(3)	(6)	(6)
SGA - past service credit	2	11	—
	(36)	(3)	(51)
Finance expense (Note 5)	(24)	(28)	(26)
	(60)	(31)	(77)

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Re-measurement of defined benefit obligation:
Actuarial (loss)/gain arising from changes in demographic assumptions	(6)	26	9
Actuarial (loss)/gain arising from changes in financial assumptions	(104)	(280)	107
Actuarial gain/(loss) arising from changes in experience	2	(11)	32
	(108)	(265)	148
Re-measurement of plan assets:
Actual return/(loss) less expected return on plan assets	158	122	(92)
Actuarial gain/(loss) for the year on defined benefit pension schemes	50	(143)	56
Actuarial (loss)/gain on other long term and end of service employee benefits	(1)	4	18
	49	(139)	74

The actual return on plan assets resulted in a gain of $228 million in 2017 (2016: $206 million gain; 2015: $10 million loss).

Ardagh Group S.A.

Exhibit 99.1

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2017	2016	2017	2016
	$m	$m	$m	$m
At January 1,	(3,101)	(2,846)	2,276	2,151
Interest income	—	—	71	82
Acquired	—	(393)	—	301
Current service cost	(46)	(46)	—	—
Past service credit	10	43	—	—
Interest cost	(92)	(105)	—	—
Administration expenses paid from plan assets	—	—	(2)	(3)
Re-measurements	(108)	(265)	158	122
Obligations/(assets) extinguished on reclassification	602	207	(602)	(207)
Employer contributions	—	—	51	48
Employer contributions—acquisition related	—	—	—	8
Employee contributions	(2)	(6)	2	6
Benefits paid	163	131	(163)	(131)
Exchange	(188)	179	106	(101)
At December 31,	(2,762)	(3,101)	1,897	2,276

The defined benefit obligations above include $455 million (2016: $401 million) of unfunded obligations. Employer contributions above include $7 million contributed under schemes extinguished during the year (2016: $12 million).

Interest income and interest cost in the table above does not include interest cost of $3 million (2016: $3 million; 2015: $2 million) relating to other employee benefit obligations.

During the year ended December 31, 2017 a defined benefit pension scheme in the Netherlands was transferred to a multi-employer scheme. Prior to the date of transfer, a past service credit of $10 million was recognised such that on the date of transfer the defined benefit obligation and asset were both $602 million (December 31, 2016: $552 million and $541 million respectively). The Group has taken the exemption under IAS 19 (R) to account for multi-employer schemes as defined contribution schemes. As a result, the scheme is no longer accounted for as a defined benefit obligation scheme at December 31, 2017.

During the year ended December 31, 2016 the Group recognized a past service credit of $23 million following the amendment of certain defined benefit pension schemes in Glass Packaging North America. This was classified as an exceptional gain (Note 4). The remaining past service credit of $20 million was recognized following the transfer of a Netherlands defined benefit pension scheme to a multi‑employer scheme as outlined hereafter, and following other defined benefit pension scheme amendments in Glass Packaging North America. During the year ended December 31, 2016 a defined benefit pension scheme in the Netherlands was transferred to a multi‑employer scheme. Prior to the date of transfer, a past service credit of $9 million was recognized such that on the date of transfer, the defined benefit obligation and asset were both $207 million (December 31, 2015: $189 million and $183 million respectively).

The net obligations and assets acquired as part of the Beverage Can Acquisition exclude $37 million other employee benefit obligations mainly relating to a post‑retirement medical scheme in North America. The Group was required to make a once‑off contribution of $8 million in respect of the acquired defined benefit schemes.

Ardagh Group S.A.

Exhibit 99.1

Plan assets comprise:

	At December 31,
	2017	2017	2016	2016
	$m	%	$m	%
Equities	1,177	62	1,215	53
Target return funds	297	16	290	13
Bonds	249	13	588	26
Cash/other	174	9	183	8
	1,897	100	2,276	100

The pension assets do not include any of the Company’s ordinary shares, other securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include national and international equities, fixed income government and non‑government securities and real estate, as well as cash.

Characteristics and associated risks

Glass Packaging North America and Metal Packaging Americas each sponsor a defined benefit pension plan which is subject to Federal law (ERISA), reflecting regulations issued by the Internal Revenue Service (IRS) and the Department of Labor.

The Glass Packaging North America plan covers both hourly and salaried employees. The plan benefits are determined using a formula which reflects an employee’s years of service and either their final average salary or a dollar per month benefit level. The plan is governed by a Fiduciary Benefits Committee (“the Committee”) which is appointed by the Company and contains only employees of Ardagh Group. The Committee is responsible for the investment of the plan’s assets, which are held in a trust for the benefit of employees, retirees and their beneficiaries, and which can only be used to pay plan benefits and expenses.

The defined benefit pension plan is subject to IRS funding requirements with actuaries calculating the minimum and maximum allowable contributions each year. The defined benefit pension plan currently has no cash contribution requirement due to the existence of a credit balance following a contribution of approximately $200 million made in 2014 in connection with the VNA Acquisition. The Pension Benefit Guaranty Corporation (“PBGC”) protects the pension benefits of employees and retirees when a plan sponsor becomes insolvent and can no longer meet its obligation. All plan sponsors pay annual PBGC premiums that have two components: a fixed rate based on participant count and a variable rate which is determined based on the amount by which the plan is underfunded.

The Metal Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The UK pension plans are trust‑based UK funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There are two pension plans in place relating to Metal Packaging Europe, one of which relates to the Beverage Can Business. There are two pension plans in place in Glass Packaging Europe. One of the pension plans in the Metal Packaging Europe division has been closed to future accrual from July 1, 2014. For this plan, pensions are calculated based on service to the point of closure, but with members’ benefits retaining a final salary link while employed by the Company. The other Metal Packaging Europe pension plan, relating to the Beverage Can Business, is closed to new entrants.

Ardagh Group S.A.

Exhibit 99.1

For this plan, pensions are calculated based on service to retirement with members’ benefits based on final career earnings. The pension plans relating to the Glass Packaging Europe division have been closed to future accrual from March 31, 2013 and September 30, 2015 respectively.

The UK pension plans are each governed by a board of trustees which is independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The UK pension plans are subject to the UK regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

The Group operates a number of defined benefit pension schemes in Germany including three relating to the Beverage Can Business. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.10	3.20
Rates of increase in salaries	2.00 - 3.00	2.00 - 3.00	2.50	2.50	2.60	2.20
Discount rates	3.80	4.45	1.68 - 2.24	1.57 - 2.06	2.70	2.80

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	21	21	21	21
Life expectancy, future pensioners	23	23	24	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $216 million (2016: $256 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $230 million (2016: $255 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $96 million (2016: $98 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $91 million (2016: $98 million).

Ardagh Group S.A.

Exhibit 99.1

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $103 million (2016: $98 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $97 million (2016: $97 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $55 million at December 31, 2017 (2016: $66 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2018 is $36 million (2017: $39 million).

The principal defined benefit schemes are described briefly below:

-
	Metal Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2017
Active members	467	1,694	943	—	1,011	4,137
Deferred members	954	706	139	1,527	759	2,697
Pensioners including dependents	756	1,081	150	744	762	6,379
Weighted average duration (years)	21	17	17	23	18	13
2016
Active members	467	1,803	970	—	1,032	4,043
Deferred members	954	664	115	1,527	732	2,648
Pensioners including dependents	756	1,011	133	744	786	6,302
Weighted average duration (years)	20	18	20	23	19	12

The expected total benefit payments over the next five years are:

						Subsequent
	2018	2019	2020	2021	2022	five years
	$m	$m	$m	$m	$m	$m
Benefits	116	114	118	121	125	672

The Group also has defined contribution plans; the contribution expense associated with these plans for 2017 was $35 million (2016: $34 million; 2015: $16 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2018 is $43 million.

Other employee benefits

	At December 31,
	2017	2016
	$m	$m
End of service employee benefits	25	24
Long term employee benefits	107	105
	132	129

End of service employee benefits comprise principally amounts due to be paid to employees leaving the Group’s service in France and Italy.

Ardagh Group S.A.

Exhibit 99.1

Long term employee benefit obligations comprise amounts due to be paid under post‑retirement medical schemes in Glass Packaging North America and Metal Packaging Beverage Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

20. Related party borrowings and receivables

During the year ended December 31, 2017, a related party loan of $716 million, payable to ARD Group Finance Holdings S.A. (a subsidiary of the Group’s intermediate parent company), was converted into 86,154 Class B common shares in accordance with the terms of the loan agreement (Note 16). Following the conversion, the related party borrowings at December 31, 2017 were $nil (December 31, 2016: $709 million).

During the year ended December 31, 2016, a related party loan of $441 million, was repaid in full, owed by the Group’s immediate parent, ARD Finance S.A.

21. Provisions

	At December 31,
	2017	2016
	$m	$m
Current	70	73
Non-current	44	60
	114	133

		Other	Total
	Restructuring	provisions	provisions
	$m	$m	$m
At January 1, 2016	20	85	105
Acquisitions (Note 24)	—	42	42
Provided	28	32	60
Released	(12)	(17)	(29)
Paid	(11)	(31)	(42)
Exchange	(2)	(1)	(3)
At December 31, 2016	23	110	133
Provided	12	26	38
Released	(2)	(31)	(33)
Paid	(10)	(21)	(31)
Exchange	2	5	7
At December 31, 2017	25	89	114

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, workers’ compensation provisions in Glass Packaging North America, and onerous leases.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2018. The remaining balance contains longer term provisions for which the timing of the related payments is subject to uncertainty.

Ardagh Group S.A.

Exhibit 99.1

22. Trade and other payables

	At December 31,
	2017	2016
	$m	$m
Trade payables	1,469	1,112
Other payables and accruals	436	441
Amounts owed to parent company	—	3
Other tax and social security payable	49	34
Payables and accruals for exceptional items	34	32
	1,988	1,622

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

23. Cash generated from operating activities

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Profit/(loss) for the year	63	(74)	(157)
Income tax (credit)/charge (Note 6)	(40)	55	70
Net finance expense (Note 5)	649	594	590
Depreciation and amortization (Notes 9, 10)	687	561	449
Exceptional operating items (Note 4)	149	145	89
Movement in working capital	99	131	100
Acquisition-related, IPO, start-up and other exceptional costs paid	(74)	(176)	(60)
Exceptional restructuring paid	(10)	(11)	(22)
Cash generated from operations	1,523	1,225	1,059

24. Business combinations and disposals

On April 22, 2016 the Group entered into an agreement with Ball Corporation and Rexam PLC to acquire Beverage Can. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately $3.0 billion.

This was a strategically important acquisition which was highly complementary to the Group's existing metal and glass packaging businesses.

The following table summarizes the consideration paid for the Beverage Can Business and the fair value of assets acquired and liabilities assumed.

$m
Cash and cash equivalents	11
Property, plant and equipment	702

Ardagh Group S.A.

Exhibit 99.1

Intangible assets	1,431
Inventories	294
Trade and other receivables	367
Trade and other payables	(484)
Net deferred tax liability	(162)
Employee benefit obligations	(129)
Provisions	(42)
Total identifiable net assets	1,988
Goodwill	1,004
Total consideration	2,992

The allocations above are based on the fair values at the acquisition date. The purchase price allocation was completed on June 30, 2017.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the acquired workforce.

Goodwill of $298 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

25. Dividends

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2017: $0.33 per share (2016: $nil per share)	(67)	—	—
Interim dividend for 2017: $0.14 per share (2016: $nil per share)	(33)	—	—
Interim dividend for 2017: $0.14 per share (2016: $1.50 per share)	(32)	(304)	—
Interim dividend for 2017: $0.14 per share (2016: $nil per share)	(33)	—	—
	(165)	(304)	—

•	On March 1, 2017 the Board declared and paid a dividend of $67 million to its parent company.
•	On April 27, 2017 the Board declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on May 31, 2017 to shareholders of record on May 17, 2017.
•	On July 26, 2017 the Board declared a cash dividend of $0.14 per common share. The dividend of $32 million was paid on August 31, 2017 to the shareholders of record on August 17, 2017.
•	On October 25, 2017 the Board declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on November 30, 2017 to the shareholders of record on November 16, 2017.

Ardagh Group S.A.

Exhibit 99.1

26. Related party information

(i)	Interests of Mr. Paul Coulson

As of February 21, 2018, the approval date of these financial statements, companies owned by Paul Coulson own approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its investment in the Yeoman group of companies, one of these companies has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2017, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A.. During 2017, the Group incurred costs of $nil (2016: $nil; 2015: $nil) for fees charged by the Yeoman group of companies. The amount outstanding at year end was $nil (2016: $nil; 2015: $nil).

(iii)	Common directorships

Five of the ARD Holdings S.A. directors (Paul Coulson, Brendan Dowling, Wolfgang Baertz, Gerald Moloney and Herman Troskie) also serve as directors in the Yeoman group of companies. All of the existing directors of Ardagh Group S.A. with the exception of Edward White and Damien O’Brien, are members of the Board of Directors of ARD Holdings S.A..

(iv)	Joint ventures

At December 31, 2017, the Group’s investment in joint ventures is $10 million (2016: $6 million). Transactions and balances outstanding with joint ventures are not material for the year ended and as at December 31, 2017 (2016: not material, 2015: not material).

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The composition of key management was re-defined during 2017. As a result, amounts previously reported for the years ended December 31, 2016 and 2015 have been re-presented in order to improve comparability. The amount outstanding at year end was $7 million (2016: $4 million, 2015: $4 million).

	Year ended December 31,
	2017	2016	2015
	$m	$m	$m
Salaries and other short term employee benefits	12	12	10
Post-employment benefits	1	1	1
	13	13	11
Transaction related and other compensation	7	29	—
	20	42	11

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 19.

Ardagh Group S.A.

Exhibit 99.1

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2017. Please refer to Note 20 for details of related party loan transactions for the year ended of December 31, 2017.

Ardagh Group S.A.

Exhibit 99.1

(viii) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2017 and 2016.

Company	Country of incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda	Brazil	Metal Packaging
Ardagh Metal Packaging Czech Republic s.r.o.	Czech Republic	Metal Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Aluminium Packaging France SAS	France	Metal Packaging
Ardagh MP West France SAS	France	Metal Packaging
Ardagh Metal Packaging France SAS	France	Metal Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Packaging
Ardagh Metal Beverage France SAS	France	Metal Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Packaging Germany GmbH	Germany	Metal Packaging
Ardagh Germany MP GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Packaging
Ardagh Group Italy S.r.l.	Italy	Glass and Metal Packaging
Ardagh Aluminium Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Packaging Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Packaging
Ardagh Metal Packaging Iberica S.A.	Spain	Metal Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging USA Inc.	United States	Metal Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Packaging

Ardagh Group S.A.

Exhibit 99.1

27. Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination; and
•	the design, characteristics, and recycling of its products.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Ardagh Group's U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously pursue all options, including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

Unaudited update subsequent to the original issuance of the financial statements on February 21, 2018

In relation to the aforementioned German competition authority (the Federal Cartel Office) investigation of the practices in Germany of metal packaging manufacturers, including Ardagh, the European Commission has very recently taken over this investigation and the German investigation is as a result at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

In relation to the aforementioned jury award in the United States, on March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the Court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favour of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh will vigorously appeal the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018.

Ardagh Group S.A.

Exhibit 99.1

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

28. Events after the reporting period

On February 8, 2018, the Board declared a dividend of $0.14 per common share, payable on March 13, 2018 to shareholders of record on February 27, 2018.

29. Effect of change in presentation currency

As set out in Note 2, the Group has elected to change its presentation currency to U.S. dollar from January 1, 2018. This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and is affected in these consolidated financial statements by applying the procedures outlined below, in accordance with the reqirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

•	the consolidated statements of financial position have been translated at the foreign exchange rate at the balance sheet dates;
•	the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows were translated at average exchange rates for the respective periods;
•	historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value;
•	foreign exchange differences arising on translation to presentation currency are recognised in other comprehensive income; and
•	all foreign exchange rates used were extracted from the Group’s underlying financial records.

The exchange rates used in translation were as follows:

	Year ended December 31,
	2017	2016	2015	2014
Closing rate	1.1993	1.0541	1.0887	1.2141
Average rate	1.1249	1.1061	1.1150	1.3348

The Group’s previously reported euro consolidated statements of financial position, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows as at and for the years ended December 31, 2017, 2016 and 2015 are set out below to illustrate the effect of the change in accounting policy.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

	Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
	Before			Before			Before
	exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total	items	Items	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m

Revenue	7,644	—	7,644	6,345	—	6,345	5,199	—	5,199
Cost of sales	(6,321)	(85)	(6,406)	(5,221)	(15)	(5,236)	(4,285)	(37)	(4,322)
Gross profit/(loss)	1,323	(85)	1,238	1,124	(15)	1,109	914	(37)	877
Sales, general and administration expenses	(359)	(43)	(402)	(300)	(116)	(416)	(274)	(44)	(318)
Intangible amortization	(235)	—	(235)	(173)	—	(173)	(109)	—	(109)
Operating profit/(loss)	729	(128)	601	651	(131)	520	531	(81)	450
Finance expense	(459)	(123)	(582)	(450)	(165)	(615)	(514)	(13)	(527)
Finance income	—	—	—	—	78	78	—	—	—
Profit/(loss) before tax	270	(251)	19	201	(218)	(17)	17	(94)	(77)
Income tax (charge)/credit	(87)	122	35	(93)	43	(50)	(95)	32	(63)
Profit/(loss) for the year	183	(129)	54	108	(175)	(67)	(78)	(62)	(140)

Profit/(loss) attributable to:
Owners of the parent			54			(67)			(140)
Non-controlling interests			—			—			—
Profit/(loss) for the year			54			(67)			(140)
Profit/(loss) per share:
Basic profit/(loss) for the year attributable to equity holders			€0.24			€(0.33)			€(0.69)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Profit/(loss) for the year	54	(67)	(140)
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year	(2)	(52)	(137)
	(2)	(52)	(137)
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve	(226)	50	44
—Movement out of reserve	230	(77)	(43)
—Movement in deferred tax	1	(4)	—
	5	(31)	1
Items that will not be reclassified to income statement
—Re-measurements of employee benefit obligations	43	(121)	72
—Deferred tax movement on employee benefit obligations	(6)	16	(27)
	37	(105)	45
Total other comprehensive income/(expense) for the year	40	(188)	(91)
Total comprehensive income/(expense) for the year	94	(255)	(231)
Attributable to:
Equity holders	94	(255)	(231)
Non-controlling interests	—	—	—
Total comprehensive income/(expense) for the year	94	(255)	(231)

Ardagh Group S.A.

Exhibit 99.1

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31,
	2017	2016	2015	2014
	€m	€m	€m	€m
Non-current assets
Intangible assets	3,422	3,904	1,810	1,762
Property, plant and equipment	2,808	2,911	2,307	2,223
Derivative financial instruments	6	124	—	40
Deferred tax assets	184	259	178	184
Other non-current assets	21	20	14	10
	6,441	7,218	4,309	4,219
Current assets
Inventories	1,128	1,125	825	770
Trade and other receivables	1,062	1,164	651	692
Related party receivables	—	—	404	404
Derivative financial instruments	13	11	—	2
Cash and cash equivalents	654	772	553	414
	2,857	3,072	2,433	2,282
TOTAL ASSETS	9,298	10,290	6,742	6,501
Equity attributable to owners of the parent
Issued capital	22	—	—	—
Share premium	1,090	136	400	400
Capital contribution	431	431	—	—
Other reserves	(321)	(324)	(241)	(105)
Retained earnings	(2,370)	(2,313)	(2,141)	(2,046)
	(1,148)	(2,070)	(1,982)	(1,751)
Non-controlling interests	1	2	2	2
TOTAL EQUITY	(1,147)	(2,068)	(1,980)	(1,749)
Non-current liabilities
Borrowings	6,926	8,142	6,397	6,034
Employee benefit obligations	831	905	720	723
Derivative financial instruments	251	—	—	—
Deferred tax liabilities	486	694	461	420
Related party borrowings	—	673	—	—
Provisions	37	57	48	33
	8,531	10,471	7,626	7,210
Current liabilities
Borrowings	2	8	7	4
Interest payable	59	81	79	83
Derivative financial instruments	2	8	7	7
Trade and other payables	1,658	1,539	879	804
Income tax payable	135	182	76	92
Provisions	58	69	48	50
	1,914	1,887	1,096	1,040
TOTAL LIABILITIES	10,445	12,358	8,722	8,250
TOTAL EQUITY and LIABILITIES	9,298	10,290	6,742	6,501

Ardagh Group S.A.

Exhibit 99.1

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Cash flows from operating activities
Cash generated from operations	1,330	1,109	950
Interest paid - excluding cumulative PIK interest paid	(406)	(372)	(323)
Cumulative PIK interest paid	—	(184)	—
Income tax paid	(90)	(84)	(59)
Net cash from operating activities	834	469	568
Cash flows from investing activities
Purchase of business net of cash acquired	—	(2,685)	—
Purchase of property, plant and equipment	(422)	(310)	(304)
Purchase of intangible assets	(19)	(12)	(8)
Proceeds from disposal of property, plant and equipment	5	4	8
Net cash used in investing activities	(436)	(3,003)	(304)
Cash flows from financing activities
Proceeds from borrowings	3,497	3,950	—
Repayment of borrowings	(4,061)	(2,322)	(198)
Proceeds from borrowings with related party	—	673	—
Proceeds from share issuance	306	6	—
Contribution from parent	—	431	—
Repayment of borrowings issued to related party	—	404	—
Dividends paid	(148)	(270)	—
Early redemption premium paid	(85)	(108)	(8)
Deferred debt issue costs paid	(35)	(60)	(1)
Proceeds from the termination of derivative financial instruments	42	—	81
Net cash (outflow)/inflow from financing activities	(484)	2,704	(126)
Net (decrease)/increase in cash and cash equivalents	(86)	170	138
Cash and cash equivalents at the beginning of the year	772	553	414
Exchange (losses)/gains on cash and cash equivalents	(32)	49	1
Cash and cash equivalents at the end of the year	654	772	553

Ardagh Group S.A.

Exhibit 99.1

30. Company financial information

This note has been included in these financial statements in accordance with the requirements of Regulation S‑X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for Ardagh Group S.A. as presented in accordance with IFRS as issued by the IASB.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

The functional currency of the Company is euro.

i)     Statement of financial position

	At December 31,
	2017	2016
	€m	€m
Non-current assets
Investments in subsidiary undertakings	1,809	1,510
	1,809	1,510
Current assets
Amounts receivable from subsidiary undertakings	10	—
Cash and cash equivalents	1	—
Other receivables	—	2
	11	2
Total assets	1,820	1,512
Equity attributable to owners of the parent
Issued capital	22	—
Share premium	1,090	136
Legal reserve	2	—
Capital contribution	431	431
Retained earnings	267	270
Total equity	1,812	837
Non-current liabilities
Amounts payable to related parties	—	673
	—	673
Current liabilities
Amounts payable to subsidiary undertakings	4	—
Other payables	4	2
	8	2
Total liabilities	8	675
Total equity and liabilities	1,820	1,512

Ardagh Group S.A.

Exhibit 99.1

ii)    Statement of comprehensive income

	Year ended December 31,
	2017	2016	2015
`	€m	€m	€m

Dividend income	150	267	—
Other external charges	(1)	—	—
Finance expense	(1)	(64)	(84)
Finance income	—	112	85
Profit before exceptional items	148	315	1
Exceptional finance costs	—	(47)	—
Profit before tax	148	268	1
Income tax	—	—	—
Profit and total comprehensive income for the year	148	268	1

iii)   Statement of cash flows

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Cash flows from operating activities
Cash generated from operations	(1)	—	—
Increase in receivables	(10)	—	—
Cumulative PIK interest paid	—	(184)	—
Net cash used in operating activities	(11)	(184)	—
Cash flows from investing activities
Repayment of loans from subsidiary undertakings	—	1,112	—
Contribution to subsidiary undertaking	(299)	(1,110)	—
Dividends received	150	267	—
Net cash received (used in)/from investing activities	(149)	269	—
Cash flows from financing activities
Repayment of borrowings	—	(880)	—
Net proceeds from borrowings with related parties	—	671	—
Contribution from parent	—	431	—
Proceeds from share issuance	309	6	—
Dividends paid	(148)	(270)	—
Early redemption premium costs	—	(45)	—
Net cash inflow/(outflow) from financing activities	161	(87)	—
Net increase/(decrease) in cash and cash equivalents	1	(2)	—
Cash and cash equivalents at the beginning of the year	—	2	2
Cash and cash equivalents at the end of the year	1	—	2

iv)     Maturity analysis of the Company’s borrowings

At December 31, 2017, the Company had €nil borrowings (2016: €673 million). Borrowings of €673 million at December 31, 2016 had a maturity of greater than five years.

Ardagh Group S.A.

Exhibit 99.1

v)    Distributions paid and received

During the year ended December 31, 2017 the Company received a dividend of €150 million (2016: €267 million, 2015: €nil) from a subsidiary company. The Company also paid a dividend to its equity holders of €148 million (2016: €270 million, 2015: €nil).

vi)    Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for year ended December 31, 2017.

With exception of the above guarantee the Company had no commitments and contingencies at December 31, 2017 (2016: €nil).

vii)    Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent‑only financial information.

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	148	268	1
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(94)	(335)	(141)
Consolidated IFRS profit/(loss) for the year	54	(67)	(140)

	At December 31,
	2017	2016	2015
	€m	€m	€m
IFRS equity reconciliation:
Parent only—IFRS equity	1,812	837	402
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,960)	(2,907)	(2,384)
Consolidated—IFRS equity	(1,148)	(2,070)	(1,982)

Ardagh Group S.A.